EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

MALLINCKRODT PUBLIC LIMITED COMPANY,

MADISON MERGER SUB, INC.

and

CADENCE PHARMACEUTICALS, INC.

Dated as of February 10, 2014

Glossary of Defined Terms

Acceptable Confidentiality Agreement	Section 9.11(a)
Acceptance Time	Section 1.01(b)
Acquisition Agreement	Section 9.11(b)
Adverse Recommendation Change	Section 6.02(d)
Affiliate	Section 9.11(b)
Agreement	Preamble
Alternative Debt Financing	Section 6.13(b)
Associate	Section 9.11(b)
Book-Entry Shares	Section 3.03(b)
Business Day	Section 9.11(d)
Capitalization Date	Section 4.02
Certificates	Section 3.03(b)
Clayton Act	Section 6.04(a)
Closing	Section 2.02
Closing Date	Section 2.02
Code	Section 3.07

Commercially Available Software	Section 9.11(e)
Commitment Letter	Section 5.07(a)
Common Stock	Section 4.02
Company	Preamble
Company Board	Recital
Company Board Recommendation	Section 1.01(d)
Company Managed IP	Section 4.14(c)
Company Material IP	Section 9.11(f)
Company Options	Section 3.05(a)
Company Registered IP	Section 4.14(a)
Company SEC Reports	Section 4.05(a)
Company Securities	Section 4.02
Company Stock Plans	Section 3.05(a)
Company Warrants	Section 3.06
Confidentiality Agreement	Section 9.11(g)
Continuing Employee	Section 6.06(b)
Contract	Section 9.11(h)
Converted Award	Section 3.05(c)
Copyrights	Section 9.11(i)
Corporation Law	Recital
Covered Securityholders	Section 4.23
Debt Financing	Section 5.07(a)
Definitive Agreements	Section 6.13(a)
Disclosure Letter	Article IV
Dissenting Shares	Section 3.09
Effective Time	Section 2.01
Employment Compensation Arrangement	Section 4.23
Environmental Laws	Section 4.13(c)
Environmental Liabilities	Section 4.13(c)
Environmental Permits	Section 4.13(b)
ERISA	Section 4.09(a)
ERISA Affiliate	Section 4.09(c)
Exchange Act	Section 1.01(a)
Exclusively Licensed Registered IP	Section 9.11(i)
Existing Loan Agreement	Section 6.14(c)
Expiration Date	Section 1.01(e)
FDA	Section 4.04
Fee	Section 9.11(j)
Fee Letter	Section 5.07(a)
Filed SEC Documents	Article IV
Financing Cooperation Indemnity	Section 6.14(b)
Financing Indemnitees	Section 6.14(b)
FTC Act	Section 6.04(a)
GAAP	Section 4.05(b)
Good Manufacturing Practice	Section 9.11(l)
Governmental Entity	Section 4.04

group	Section 9.11(l)
Hazardous Materials	Section 4.13(c)
Health Care Laws	Section 4.17(a)
Health Care Permits	Section 4.17(b)
HIPAA	Section 4.17(a)
HSR Act	Section 4.04
Indemnified Person	Section 6.05(a)
Initial Expiration Date	Section 1.01(e)
Intellectual Property	Section 9.11(n)
Intervening Event	Section 6.02(e)(i)
Key License Agreements	Section 9.11(o)
Key Patents	Section 9.11(p)
Key Product	Section 6.03(b)
Key Supply Agreements	Section 9.11(q)
Knowledge	Section 9.11(r)
Laws	Section 4.12
Legal Proceedings	Section 4.10
Lenders	Section 5.07(a)
license	Section 9.11(s)
Licensed Company IP	Section 9.11(s)
Licensed Registered IP	Section 9.11(u)
Liens	Section 4.04
Manufacturing Facility	Section 4.24
Material Adverse Effect	Section 9.11(v)
Material Contract	Section 4.16(a)
Merger	Section 2.01
Merger Consideration	Section 3.01
Merger Sub	Preamble
Minimum Condition	Annex I
Multiemployer Plan	Section 4.09(c)
Notice of Intended Recommendation Change	Section 6.02(e)
Offer	Recital
Offer Closing	Section 1.01(b)
Offer Conditions	Section 1.01(b)
Offer Documents	Section 1.01(d)
Offer Price	Recital
Option Payoff Amount	Section 3.05(a)
Outside Date	Section 8.01(c)
Owned Company IP	Section 9.11(w)
Parent	Preamble
Parent Benefit Plans	Section 6.06(c)
Patents	Section 9.11(y)
Paying Agent	Section 3.03(a)
Payment Fund	Section 3.03(a)
Permits	Section 4.12
Permitted Liens	Section 9.11(z)

Person	Section 9.11(aa)
Plan	Section 4.09(a)
Preferred Stock	Section 4.02
Real Property Leases	Section 4.15(b)
Registered IP	Section 9.11(bb)
Release	Section 4.13(c)
Restricted Stock Units	Section 3.05(b)
Sarbanes-Oxley Act	Section 4.05(a)
Schedule 14D-9	Section 1.02(a)
SEC	Section 1.01(d)
Securities Act	Section 4.02
Share	Recital
Sherman Act	Section 6.04(a)
Solvent	Section 5.08
Specified Restricted Stock Units	Section 3.05(b)
Stockholder List Date	Section 1.02(b)
Subsidiary	Section 9.11(cc)
Superior Proposal	Section 6.02(g)
Support Agreement	Recital
Surviving Corporation	Section 2.01
Takeover Laws	Section 4.03(b)
Takeover Proposal	Section 6.02(g)
Tax	Section 4.11(c)
Tax Return	Section 4.11(c)
Tendered Shares	Section 1.01(b)
Third-Party IP License	Section 9.11(dd)
Trade Secrets	Section 9.11(ee)
Voting Company Debt	Section 4.02
Willful Breach	Section 8.02

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 10, 2014, among Mallinckrodt public limited company, an Irish public limited company (“Parent”), Madison Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Cadence Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Offer (as defined below) and the Merger (as defined below), are advisable and fair to, and in the best interests of, the Company and its stockholders, (b) approved this Agreement and the transactions contemplated hereby and declared that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are advisable and (c) resolved to recommend that the stockholders of the Company accept the Offer and tender all of their Shares (as defined below) into the Offer, on the terms and subject to the conditions of this Agreement;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has approved this Agreement and the transactions contemplated hereby and determined that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are in the best interests of their respective shareholders;

WHEREAS, on the terms and subject to the conditions set forth herein, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Condition (as defined in Annex I)) and all of the issued and outstanding shares of common stock of the Company, par value $0.0001 per share (each, a “Share”), at a price per share equal to $14.00 net to seller in cash, without interest (such amount, or any greater amount per share paid pursuant to the Offer, the “Offer Price”);

WHEREAS, following the consummation of the Offer, the parties intend that Merger Sub will be merged with and into the Company on the terms and subject to the conditions set forth in this Agreement (with the Merger (as defined below) being governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “Corporation Law”));

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain of the Company’s stockholders are entering into a tender and support agreement with Parent and Merger Sub (the “Support Agreement”) pursuant to which, among other things, each such stockholder has agreed to tender Shares (totaling, in the aggregate, approximately 13% of the outstanding Shares) to Merger Sub in the Offer; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I.

THE OFFER

Section 1.01 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.01, Merger Sub shall, and Parent shall cause Merger Sub to, on or before the date that is ten (10) Business Days after the date of the initial public announcement of this Agreement (but in no event earlier than five (5) Business Days after the date of the initial public announcement of this Agreement), commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer.

(b) The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for any Shares pursuant to the Offer is subject to the terms and the satisfaction or waiver (as provided in Section 1.01(c) below) of the conditions set forth in Annex I (the “Offer Conditions”) (without limiting the right of Merger Sub to terminate, extend or modify the Offer in accordance with the terms of this Agreement). On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Tendered Shares”) as soon as practicable after the Expiration Date (as defined below) and in compliance with applicable Law (as defined below). The acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to in this Agreement as the “Acceptance Time.” Parent shall provide, or cause to be provided, to Merger Sub on the date of the Offer Closing funds necessary to purchase and pay for any and all Shares that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Offer and this Agreement.

(c) The Offer Conditions are for the sole benefit of Parent and Merger Sub, and Parent and Merger Sub may waive, in whole or in part, any Offer Condition at any time and from time to time, in their sole and absolute discretion, other than the Minimum Condition, which may be waived by Parent and Merger Sub only with the prior written consent of the Company. Parent and Merger Sub expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, unless otherwise provided in this Agreement or previously approved by the Company in writing, Parent and Merger Sub shall not: (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, or (vi) extend the Expiration Date (as defined below) except as required or permitted by Section 1.01(e).

(d) On the date the Offer is commenced, Merger Sub shall, and Parent shall cause Merger Sub to, file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall include an offer to purchase, letter of transmittal, summary advertisement and other required ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and cause the Offer Documents to be disseminated to the holders of Shares as and to the extent required by applicable Law. The Company hereby consents to the inclusion of the recommendation of the Company Board that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”) in the Offer Documents. Merger Sub shall, and Parent shall cause Merger Sub to, cause the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company and the holders of Shares that may be required to be set forth in the Offer Documents or reasonably requested in connection with any action contemplated by this Section 1.01(d), including communication of the Offer to the record and beneficial holders of Shares. Each of the parties agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. Parent and Merger Sub shall provide the Company and its counsel in writing with any written comments (and shall orally describe any oral comments) that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of Shares, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company with a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any comments provided by the Company. Parent and Merger Sub shall use reasonable best efforts to respond promptly to any such SEC comments.

(e) Subject to the terms and conditions set forth in the Offer Documents, the Offer shall remain open until midnight, New York City time, at the end of the 20th business day (for purposes of this Section 1.01(e) calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced (the “Initial Expiration Date”) or, if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 1.01(e) or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Section 1.01(e), the “Expiration Date”). Notwithstanding the foregoing, (i) if, on the then-effective Expiration Date, any of the Offer Conditions have not been satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for successive periods of not more than ten (10) Business Days (as defined below) (the length of such period to be determined by Merger Sub), or for such longer period as the parties may agree, in order to permit the satisfaction of the Offer Conditions (it being understood, for the avoidance of doubt, that the Offer shall not be extended pursuant to this clause (i) if all Offer Conditions have been satisfied or waived), and (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents; provided that, in the case of clauses (i) and (ii), Merger Sub shall not in any event be required to, and without the Company’s prior written consent shall not, extend the Offer beyond the Outside Date (as defined below). Nothing in this Section 1.01(e) shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Merger Sub to terminate this Agreement pursuant to Section 8.01. In the event that this Agreement is terminated pursuant to the terms hereof, Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and in any event within one (1) Business Day of such termination) terminate the Offer. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Section 8.01, prior to the acceptance for payment of Shares tendered in the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof.

Section 1.02 Company Action.

(a) The Company shall file with the SEC, as promptly as reasonably practicable after the Offer Documents are filed with the SEC (and in any event within five (5) Business Days after the Offer Documents are filed with the SEC), a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”) that contains the Company Board Recommendation, the fairness opinions of the Company’s financial advisors referenced in Section 4.21 and the notice and other information required by Section 262(d)(2) of the Corporation Law, and shall promptly disseminate the Schedule 14D-9 to the holders of Shares as and to the extent required by applicable Law, including by setting the Stockholder List Date (as defined below) as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the Corporation Law. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of applicable Law. Parent and Merger Sub shall as promptly as reasonably practicable following the date hereof furnish to the Company all information concerning Parent and Merger Sub that may be required or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the parties agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable Law. The Company shall provide Parent, Merger Sub and their counsel in writing with any written comments (and shall orally describe any oral comments) that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of Shares, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any comments provided by Parent or Merger Sub. The Company shall use reasonable best efforts to respond promptly to any such SEC comments.

(b) The Company shall reasonably promptly after the date hereof provide to Parent, or cause to be provided to Parent, a list of the holders of Shares as well as mailing labels and any available listing or computer file containing the names and addresses of all record and beneficial holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date and shall promptly furnish Merger Sub with such additional information and assistance (including updated lists of the record and beneficial holders of Shares, mailing labels and lists of securities positions) as Merger Sub or its agents may reasonably request in order to communicate the Offer to the holders of Shares (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Except as required by applicable Law, and except as necessary to communicate regarding the Offer and the Merger with the holders of Shares, Parent and Merger Sub (and their respective representatives) shall hold in confidence the information contained in any such labels, listings and files, shall use such information solely in connection with the Offer and the Merger, and, if this Agreement is terminated or the Offer is otherwise terminated, shall promptly deliver or cause to be delivered to the Company or destroy all copies of such information, labels, listings and files then in their possession or in the possession of their representatives.

(c) The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Merger Sub effective immediately after the Acceptance Time.

ARTICLE II.

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the Corporation Law, Merger Sub shall be merged with and into the Company (the “Merger”), effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware in accordance with Section 2.02, or at such later time as Parent and the Company shall agree and specify in such certificate of merger (the date and time at which the Merger becomes effective, the “Effective Time”). The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) under the name “Cadence Pharmaceuticals, Inc.” and shall continue its existence under the Laws of the State of Delaware. In connection with the Merger, the separate corporate existence of Merger Sub shall cease. The Merger shall be governed by Section 251(h) of the Corporation Law and shall be effected as soon as practicable following the Offer Closing.

Section 2.02 Consummation of the Merger. On the terms and subject to the conditions set forth herein, on the Closing Date (as defined below), but following the Offer Closing, Merger Sub and the Company shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed certificate of merger, as required by the Corporation Law, and the parties shall take all such further actions as may be required by Law to make the Merger effective. Prior to the filing referred to in Section 2.01 and this Section 2.02, as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing but subject to their satisfaction or, if permissible, waiver, at the Closing) or on such other day as the parties may mutually agree, the closing of the Merger (the “Closing”) will be held at the offices of Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, California 92130 (or such other place as the parties may mutually agree). The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 2.03 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the Corporation Law. From and after the Effective Time, the Surviving Corporation shall possess all of the rights, powers, privileges, franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided in the Corporation Law.

Section 2.04 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be Certificate of Incorporation of the Surviving Corporation until thereafter amended as permitted therein or by applicable Law. At the Effective Time, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended as permitted therein or by applicable Law.

Section 2.05 Directors and Officers. Subject to applicable Law, each of the parties shall take all necessary action to ensure that the Company Board from the Acceptance Time until immediately prior to the Effective Time shall consist of the directors of the Company as of immediately prior to the Acceptance Time. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. Each director of the Company immediately prior to the Effective Time shall execute and deliver a letter effectuating his or her resignation as a member of the Company Board to be effective as of the Effective Time.

ARTICLE III.

CONSIDERATION; PAYMENT FOR SHARES, OPTIONS AND WARRANTS

Section 3.01 Conversion of Shares; Cancellation of Treasury Shares and Parent-Owned Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any Subsidiary (as defined below) of Parent or held in the treasury of the Company, and other than Dissenting Shares (as defined below), which shall have only those rights set forth in Section 3.09) shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be converted at the Effective Time into the right to receive in cash an amount per Share (subject to any applicable withholding Tax) equal to the Offer Price (the “Merger Consideration”), upon the surrender of the Certificates (as defined below) or Book-Entry Shares (as defined below), as applicable, in accordance with this Article III. At the Effective Time all such Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Certificates or Book Entry Shares (in each case representing such Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided herein. Each Share issued and outstanding immediately prior to the Effective Time that is at such time owned by Parent, Merger Sub or any Subsidiary of Parent or held in the treasury of the Company shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be canceled and shall cease to exist at the Effective Time, and no consideration shall be delivered in exchange therefor.

Section 3.02 Conversion of Common Stock of Merger Sub. Each share of common stock, $0.01 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be converted at the Effective Time into and become one (1) share of common stock of the Surviving Corporation.

Section 3.03 Payment for Shares.

(a) On or prior to the Closing Date, Parent will, or will cause the Surviving Corporation to, deposit, or cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Paying Agent”) sufficient funds to make the aggregate payments of the Merger Consideration due pursuant to Section 3.01(a) (which, for the avoidance of doubt, in each case shall not include the Option Payoff Amount or the Merger Consideration payable with respect to Restricted Stock Units) (such amount being hereinafter referred to as the “Payment Fund”). The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in the preceding sentence out of the Payment Fund. The Payment Fund may be invested by the Paying Agent as directed by Parent or the Surviving Corporation; provided, that (x) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Shares pursuant to this Agreement, (y) following any such losses that result in the amount of funds in the Payment Fund being insufficient to promptly pay the portion of the aggregate Merger Consideration that remains unpaid, Parent shall promptly provide additional funds to the Paying Agent to the extent of such insufficiency, and (z) such investments shall be in obligations of or guaranteed by the United States of America or in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest and other income resulting from such investment shall be paid solely to Parent. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement.

(b) As soon as reasonably practicable, and in any event within three (3) Business Days, after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Person who, as of immediately prior to the Effective Time, was the record holder of Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 3.01: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates that immediately prior to the Effective Time represented Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration multiplied by the number of Shares evidenced by such Certificate or Book-Entry Shares. Following surrender to the Paying Agent of a Certificate or Book-Entry Shares, together with such letter of transmittal duly executed, and such other documents as may be required by the Paying Agent, the holder of such Certificate or Book-Entry

Shares shall be paid in exchange therefor cash in an amount (subject to any applicable withholding Tax) equal to the product of the number of Shares represented by such Certificate or Book-Entry Shares multiplied by the Merger Consideration, and such Certificate or Book-Entry Shares shall forthwith be canceled. No interest will be paid or accrued on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares. If payment is to be made to a Person (as defined below) other than the Person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer. From and after the Effective Time and until surrendered in accordance with the provisions of this Section 3.03, each Certificate and Book-Entry Shares (other than Certificates and Book-Entry Shares representing any Dissenting Shares) shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the Merger Consideration multiplied by the number of Shares evidenced by such Certificate or Book-Entry Shares, without any interest thereon.

(c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby.

(d) Any portion of the Payment Fund that remains unclaimed by the holders of Certificates and/or Book-Entry Shares for six (6) months after the Effective Time shall be delivered to the Surviving Corporation. Any former holders of Certificates and/or Book-Entry Shares who have not complied with this Section 3.03 prior to the end of such six (6) month period shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) but only as general creditors thereof for payment of their claim for the Merger Consideration, without any interest thereon. None of Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any holder of Shares for any amounts (whether in respect of such Shares or otherwise) delivered from the Payment Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Shares shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e) All cash paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.

Section 3.04 Closing of the Company’s Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the Merger Consideration as provided in this Article III.

Section 3.05 Company Options and Restricted Stock Units.

(a) Effective as of immediately prior to the Effective Time, each then-outstanding and unexercised stock option to purchase Shares (collectively, the “Company Options”) granted pursuant to the Company’s 2004 Equity Incentive Award Plan or the 2010 Amendment and Restatement of the Company’s 2006 Equity Incentive Award Plan (together, the “Company Stock Plans”), shall (i) vest in full, and (ii) automatically be canceled and terminated as of the Effective Time (to the extent not exercised prior to the Effective Time), and the holder thereof shall become entitled to receive an amount of cash, if any, from the Surviving Corporation equal to the product of (A) the total number of Shares underlying such Company Option multiplied by (B) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option without interest and subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 3.07 (the “Option Payoff Amount”). For the avoidance of doubt, if the exercise price per Share of any Company Option, whether vested or unvested as of the Effective Time, is equal to or greater than the Merger Consideration, then by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the Surviving Corporation or the holders thereof, the Company Option will automatically terminate and be canceled without payment of any consideration to the holder thereof.

(b) Effective as of immediately prior to the Effective Time, each then-outstanding restricted stock unit awarded pursuant to any Company Stock Plan (collectively, the “Restricted Stock Units”) other than any Restricted Stock Unit issued or awarded on or after January 1, 2014 (such Restricted Stock Units collectively, the “Specified Restricted Stock Units”) shall automatically become fully vested and the restrictions thereon shall lapse, and each such Restricted Stock Unit shall be canceled and converted into the right to receive an amount in cash from the Surviving Corporation equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares subject to such Restricted Stock Unit, without interest and subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 3.07.

(c) At the Effective Time, each then-outstanding Specified Restricted Stock Unit shall be canceled and converted into an award (a “Converted Award”) representing the right to receive an amount in cash from the Surviving Corporation equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares subject to such Specified Restricted Stock Unit. The Converted Award shall continue to vest and be settled in cash in accordance with the terms of the applicable Specified Restricted Stock Unit award agreement; provided, however, that any unvested portion of the Converted Award shall vest in full if, following the Effective Time, the employment of the holder of such Converted Award is terminated in a manner giving rise to severance benefits under the severance plan or agreement applicable to such holder, each as in effect on the date of grant.

(d) Parent shall (i) cause the Surviving Corporation to make payments of the Option Payoff Amounts and Merger Consideration payable with respect to Restricted Stock Units to all holders of Company Options and Restricted Stock Units, as applicable, as promptly as practicable following the Effective Time, and in any event, within five (5) Business Days thereafter, and (ii) provide, or cause to be provided, to the Surviving Corporation sufficient funds to make such payments.

(e) As soon as reasonably practicable following the date hereof, and in any event prior to the Initial Expiration Date, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions and take such other actions as may be required to terminate each of the Company Stock Plans and to effectuate all of the actions contemplated by this Section 3.05, contingent on the Closing of the Merger.

Section 3.06 Company Warrants. As soon as reasonably practicable following the date hereof, and in any event at least ten (10) Business Days prior to the Initial Expiration Date, the Company shall (a) provide a written notice of a request (in form and substance reasonably acceptable to Parent) pursuant to Section 1.6.2 of each of the unexercised and unexpired warrants to purchase Shares under the warrant agreements entered into by the Company and the warrant holders party thereto (collectively, the “Company Warrants”), such that any Warrant that is not exercised shall expire pursuant to its terms prior to the Closing, and (b) provide copies of all such written requests to Parent at the time they are provided to such holders.

Section 3.07 Withholding Taxes. Each of the Company, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration payable pursuant to this Agreement or otherwise, such amounts as are required to be withheld under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.08 Adjustments to Prevent Dilution. In the event that, during the period between the date hereof and the Effective Time, the number of outstanding Shares shall be changed into a different number of Shares or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend, recapitalization or other similar transaction, then the Offer Price and the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change; provided, that in any case, nothing in this Section 3.08 shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

Section 3.09 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who are properly demanding appraisal rights pursuant to, and who are complying in all respects with, the provisions of Section 262 of the Corporation Law (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but shall be converted into the right to receive such consideration as may be determined to be due to the holders of Dissenting Shares pursuant to Section 262 of the Corporation Law, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under Section 262 of the Corporation Law.

Dissenting Shares shall be treated in accordance with Section 262 of the Corporation Law. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, such holder’s Shares shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal shall have been irrevocably lost, withdrawn or expired, the Merger Consideration, without any interest thereon. The Company shall give Parent and Merger Sub (a) prompt notice of any written demands for appraisal of any Shares (or written threats thereof), withdrawals of such demands and any other instruments served pursuant to the Corporation Law and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, and (b) the right to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the Corporation Law. The Company shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for appraisals of capital stock of the Company, offer to settle or settle any such demands, approve any withdrawal of any such demands, or agree to do any of the foregoing.

Section 3.10 Subsequent Actions. The parties agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Closing without a meeting of the Company’s stockholders, as provided in Section 251(h) of the Corporation Law. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise the Surviving Corporation’s right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of the Company as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to continue, vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the section or subsection, as applicable, of Article IV of the disclosure letter dated the date hereof and delivered by the Company to Parent with respect to this Agreement prior to the execution hereof (the “Disclosure Letter”) that specifically corresponds to such Section or subsection, as applicable, of this Article IV (or in any other section of Article IV of the Disclosure Letter if the applicability of such disclosure to such Section or subsection, as applicable, of this Article IV is reasonably apparent on the face of such disclosure) or (b) as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC (including items incorporated by reference therein) since January 1, 2013 and publicly available prior to the date hereof (the “Filed SEC Documents”) (excluding any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” or similarly titled captions and any other disclosures contained therein that are cautionary or forward-looking in nature (provided that this clause (b) shall not be applicable to Section 4.02 and Section 4.03(a))), the Company represents and warrants to Parent and Merger Sub that the following are true and correct:

Section 4.01 Organization and Qualification. The Company is a duly organized and validly existing corporation in good standing under the Laws of the State of Delaware, with all corporate power and authority to own its properties and conduct its business as currently conducted. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification or licensing necessary, except to the extent the failure to be so qualified or in good standing has not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect (as defined below). The Company has heretofore made available to Parent true, correct and complete copies of the Company’s Certificate of Incorporation and Bylaws (and all amendments thereto) as currently in effect. The Company does not, directly or indirectly, own any interest in any other Person.

Section 4.02 Capitalization. The authorized capital stock of the Company consists of 200,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). At the close of business on February 7, 2014 (the “Capitalization Date”), (a) 87,315,699 shares of Common Stock were issued and outstanding; (b) no shares of Preferred Stock were issued and outstanding; (c) no shares of Common Stock were held by the Company in its treasury; (d) an aggregate of 10,669,286 shares of Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company Stock Plans, of which 10,666,286 shares of Common Stock were underlying outstanding and unexercised Company Options and 3,000 shares of Common Stock were underlying unvested Restricted Stock Units; and (e) an aggregate of 4,285,024 shares of Common Stock were reserved for issuance pursuant to outstanding Company Warrants. Except as set forth in the preceding sentence, at the close of business on the Capitalization Date, no shares of capital stock or other voting securities of or equity interests in the Company were issued, reserved for issuance or outstanding. From and after the Capitalization Date until and including the date hereof, the Company has not issued any shares of its capital stock, has not granted any options, restricted stock, restricted stock units, stock appreciation rights, warrants or rights or entered into any other agreements or commitments to issue any shares of its capital stock, or granted any other awards in respect of any shares of its capital stock and has not split, combined or reclassified any of its shares of capital stock. All of the outstanding Shares are, and all Shares that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Common Stock may vote (the “Voting Company Debt”). Section 4.02 of the Disclosure Letter contains a true, correct and complete list, as of the date hereof, of (i) the name of each holder of Company Options and Restricted Stock Units, the Company Stock Plan under which such Company Option or Restricted Stock Unit was granted, the number of outstanding Company Options and Restricted Stock Units held by such holder, the grant date of each such Company Option and Restricted Stock Unit, the number of Shares such holder is entitled to receive upon the exercise of each

Company Option and the corresponding exercise price, the expiration date of each Company Option and the vesting schedule of each such Company Option and Restricted Stock Unit, and (ii) the name of each holder of Company Warrants, the number of Shares such holder is entitled to receive upon the exercise of each Company Warrant and the corresponding exercise price and the expiration date of each Company Warrant. The Company has provided to Parent prior to the date hereof true, accurate and complete copies of each Company Warrant. Except for the Company Options, the Restricted Stock Units and the Company Warrants and for changes since the Capitalization Date resulting from (x) the exercise of Company Options outstanding on such date or issued after such date as and to the extent permitted by Section 6.01 or the exercise of Company Warrants outstanding on such date, and (y) the vesting and settlement of the Restricted Stock Units outstanding on such date or issued after such date as and to the extent permitted by Section 6.01, there are no outstanding (A) shares of capital stock, voting securities, other ownership interests or other securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company, (B) options, warrants, rights or other agreements or commitments requiring the Company to issue, or other obligations of the Company to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) the Company (or, in each case, the economic equivalent thereof), (C) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company, or (D) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or voting securities of, or other ownership interests in, the Company (the items in clauses (A), (B), (C) and (D), together with the capital stock of the Company, being referred to collectively as “Company Securities”). There are no outstanding obligations of the Company to purchase, redeem or otherwise acquire any Company Securities. There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of capital stock of the Company. All outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities Laws, including the Securities Act of 1933, as amended (the “Securities Act”) and “blue sky” Laws.

Section 4.03 Authority for this Agreement; Board Action.

(a) The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, including the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement, by the Company and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by the Company and the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transaction contemplated hereby. Assuming the Merger is consummated in accordance with Section 251(h) of the Corporation Law, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Offer and the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) The Company Board (at a meeting or meetings duly called and held) has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable and fair to and in the best interests of, the stockholders of the Company, (ii) approved this Agreement, including the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement, (iii) resolved to recommend, subject to Section 6.02(e), that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, (iv) approved Parent, Merger Sub and their respective Affiliates and this Agreement and the transactions contemplated hereby (including the Offer, the Merger and the Support Agreement) in order to render Section 203 of the Corporation Law inapplicable to Parent, Merger Sub and their respective Affiliates and this Agreement and the transactions contemplated hereby (including the Offer, the Merger and the Support Agreement), and (v) adopted a resolution resolving to elect, that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations (including Section 203 of the Corporation Law) (collectively, “Takeover Laws”) of any jurisdiction that purports to be applicable to the Company, Parent, the Surviving Corporation, Merger Sub, the Offer, the Merger, the Support Agreement or this Agreement, shall not be applicable to the Company, Parent, the Surviving Corporation, Merger Sub, the Offer, the Merger, the Support Agreement or this Agreement. None of the foregoing resolutions of the Company Board have been amended, rescinded or modified as of the date hereof.

Section 4.04 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby nor compliance by the Company with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of the Company, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority (including the U.S. Food and Drug Administration (“FDA”)), agency, commission, tribunal or body (a “Governmental Entity”) except (i) as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing of appropriate merger documents as required by the Corporation Law, and (iv) compliance with the applicable requirements of the NASDAQ Global Market, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any note, license, agreement, contract, indenture or other instrument or obligation to which the Company is a party or by which the Company or any of its assets may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind (collectively, “Liens”) on any asset of the Company (other than Liens created by Parent or Merger Sub pursuant to the Debt Financing and other than Permitted Liens) or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or by which any of its assets are bound, except in the case of clauses (b), (c), (d) and (e), as have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

Section 4.05 Reports; Financial Statements; No Undisclosed Liabilities.

(a) Since January 1, 2012, the Company has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished, as applicable, by it with or to the SEC pursuant to the Securities Act or the Exchange Act (the “Company SEC Reports”), all of which have complied as of their respective filing dates or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing made at least two (2) Business Days prior to the date hereof, in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, in each case, the rules and regulations of the SEC promulgated thereunder. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report. None of the Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing made at least two (2) Business Days prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports.

(b) Each of the audited and unaudited consolidated financial statements (including the related notes thereto) of the Company included (or incorporated by reference) in the Company SEC Reports when filed (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved, and (iii) fairly present in all material respects the financial position of the Company as of their respective dates, and the income, stockholders equity, results of operations and changes in consolidated financial position and cash flows for the periods presented therein (subject, in the case of the unaudited financial statements, to normal year-end audit adjustments).

(c) Except to the extent reflected or reserved against in the most recent unaudited balance sheet of the Company (or the notes thereto) included in the Filed SEC Documents, the Company does not have any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature, except liabilities and obligations that (i) were incurred since the date of such balance sheet in the ordinary course of business or (ii) have not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(d) The Company has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Such internal controls provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since January 1, 2012, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from January 1, 2012 to the date hereof.

(e) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(f) Since the enactment of the Sarbanes-Oxley Act, the Company has not made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(g) The Company is not subject to any “Off-Balance Sheet Arrangement” (as defined in Item 303(a) of Regulation S-K under the Securities Act).

Section 4.06 Absence of Certain Changes.

(a) Since December 31, 2012 and through and including the date hereof, there has not occurred any effect, state of facts, condition, circumstance, change, event, development or occurrence that has had or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(b) Since September 30, 2013 and through and including the date hereof, the Company has, in all material respects, conducted its business in the ordinary course of business consistent with past practice, and the Company has not taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would have required Parent’s consent under Section 6.01, except in each case for the execution and delivery of this Agreement.

Section 4.07 Information Supplied. None of the information with respect to the Company supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents will, at the time of the filing of, at the time of any amendment of or supplement to, or at the time of any publication, distribution or dissemination of, the Offer Documents, and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution and dissemination of, the Schedule 14D-9, and at the time of the consummation of the Offer, the Schedule 14D-9 (a) will comply as to form in all material respects with the requirements of the Exchange Act and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 4.07 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Parent or Merger Sub or any of their representatives on behalf of Parent or Merger Sub specifically for inclusion therein.

Section 4.08 Brokers; Certain Expenses. No broker, finder, investment banker, financial advisor or other Person (other than Centerview Partners LLC and Lazard Frères & Co. LLC, true, correct and complete copies (including any amendments thereto) of whose engagement letters have been provided to Parent prior to the date of this Agreement) is or shall be entitled to receive any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Company or any of its officers, directors or employees.

Section 4.09 Employee Benefit Matters/Employees.

(a) Section 4.09(a) of the Disclosure Letter sets forth a complete list of each material Plan. For purposes of this Agreement, the term “Plan” shall mean each (i) “employee benefit plan” as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, (ii) employment, consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plan, program, policy or agreement, and (iii) medical, vision, dental or other health plan, life insurance plan, or fringe benefit plan, in the case of each of clauses (i) through (iii), whether oral or written, maintained or contributed to by the Company, or required to be maintained or contributed to by the Company or otherwise providing for payments or benefits for or to any current or former employees, directors, officers or consultants of the Company and/or their dependents. With respect to the Plans listed on Section 4.09(a) of the Disclosure Letter, to the extent applicable, true, correct and complete copies of the following have been delivered or made available to Parent by the Company: (A) all

Plans, including amendments thereto; (B) the most recent annual report on Form 5500 filed with respect to each Plan (if required by applicable Law) and the most recent actuarial report, financial statement or valuation report in respect of each Plan, if any; (C) the most recent summary plan description for each Plan for which a summary plan description is required by applicable Law and all related summaries of material modifications; (D) the most recent Internal Revenue Service determination, notification or opinion letter, if any, received with respect to any applicable Plan; (E) each trust agreement relating to any Plan (as applicable); and (F) all material correspondence to or from any Governmental Entity relating to any Plan.

(b) Each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the Internal Revenue Service or may rely upon a favorable prototype opinion letter from the Internal Revenue Service as to its qualified status, and, to the Knowledge of the Company, nothing has occurred since the date of the latest favorable determination letter or prototype opinion letter, as applicable, that would reasonably be expected to adversely affect the qualification of any such Plan. Each Plan and any related trust complies and has been maintained and administered in compliance with ERISA, the Code and other applicable Laws, except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) other than routine claims for benefits, there are no suits, claims, proceedings, actions, governmental audits or investigations that are pending or, to the Knowledge of the Company, threatened against or involving any Plan or asserting any rights to or claims for benefits under any Plan and (ii) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to any Plan.

(c) No Plan is a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or Section 412 of the Code. During the six (6) years prior to the date hereof, no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company or any such ERISA Affiliates of incurring any such liability. Neither the Company nor any ERISA Affiliate sponsors, maintains, or contributes to, or has, within the past six (6) years, sponsored, maintained or contributed to, a Multiemployer Plan or other pension plan subject to Title IV of ERISA or Section 412 of the Code. “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(d) Except as set forth in Section 4.09(d) of the Disclosure Letter, no Plan provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by Section 4980B of the Code or coverage through the end of the calendar month in which a termination of employment occurs).

(e) Except as set forth in Section 4.09(e) of the Disclosure Letter, neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent event) result in any “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(f) Except as otherwise provided for in this Agreement or as set forth in Section 4.09(f) of the Disclosure Letter, neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent events) (i) entitle any current or former employee, consultant or director of the Company or any group of such employees, consultants or directors to any payment of compensation or benefits; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit.

(g) The Company is not a party to, bound by, or in the process of negotiating any labor or collective bargaining agreement with any labor union or other organization. There are no labor unions or other organizations representing, or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of the Company, nor has any such action or attempt occurred within the past three (3) years. There is no pending or, to the Knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company, and no such strike, dispute, walkout, slowdown or lockout has occurred within the past three (3) years.

(h) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) there are no unfair labor practices, arbitrations, suits, claims, actions, charges, litigations or other proceedings or grievances relating to any current or former employee or individual independent contractor of the Company and (ii) the Company is in compliance with all applicable Laws relating to employment, including Laws relating to discrimination, hours of work and the payment of wages or overtime wages.

(i) The Company is not a party to, nor is it otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(j) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (i) each individual who performs services for the Company has been properly classified as an employee or an independent contractor, (ii) the Company does not have any liability by reason of an individual who performs or performed services for the Company in any capacity being improperly excluded from participating in a Plan, and (iii) each employee of the Company has been properly classified as “exempt” or “non-exempt” under applicable Law.

Section 4.10 Litigation. Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (a) there is no claim, action, suit, litigation, proceeding or governmental or administrative investigation, audit, inquiry or action (collectively, “Legal Proceedings”) pending or, to the Knowledge of the Company, threatened against or relating to the Company and (b) the Company is not subject to any outstanding judgment, order, writ, injunction or decree.

Section 4.11 Tax Matters. Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect:

(a) The Company has timely filed or has caused to be timely filed all Tax Returns required to be filed by it (taking into account any validly obtained extension of time within which to file), and all such Tax Returns are true, complete and accurate. The Company has either paid or caused to be paid all Taxes due and owing by the Company (including any Taxes required to be withheld from amounts owing to any employee, creditor or third party), other than Taxes that are being contested in good faith through appropriate proceedings and for which the most recent financial statements contained in the Filed SEC Documents reflect an adequate reserve in accordance with GAAP.

(b) (i) there is not pending or threatened in writing any audit, examination, investigation or other proceeding in respect of any Taxes of the Company, (ii) there are no Liens for Taxes on any of the assets, rights or properties of the Company other than Permitted Liens, (iii) the Company has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, (iv) the Company has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) in the two (2) years prior to the date hereof, (v) the Company has not entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law), (vi) the Company has no liability for the Taxes of another Person (pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or otherwise) by reason of (A) being a member of an affiliated, consolidated, combined or unitary group or otherwise as a transferee or successor or (B) being party to any Tax sharing or Tax indemnification agreement or other similar agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes), (vii) no claim has been made in writing by a Governmental Entity in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, and (viii) the Company will not be required to include any item of income in, or to exclude any item of deductions from, taxable income from any taxable period (or portion thereof) ending after the Closing as a result of any (A) change in method of accounting or (B) closing agreement.

(c) For purposes of this Agreement, (i) “Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not; and (ii) “Tax Return” shall mean any report, declaration, return, information return, claim for refund, or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

Section 4.12 Compliance with Law; No Default; Permits. Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (a) the Company is not, nor has it been since January 1, 2012, in conflict with, in non-compliance with, in default with respect to or in violation of, (i) any statute, law, ordinance, rule, regulation, order, judgment, decree or requirement of a Governmental Entity (“Laws”) applicable to the Company or by which any property or asset of the Company is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company, or any property or asset of the Company, is bound or affected; (b) the Company has all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to conduct its business as currently conducted (“Permits”) and such Permits are valid and in full force and effect; and (c) the Company has not received written notice from any Governmental Entity threatening to revoke, terminate, modify or not renew any such Permit, and the Company has no Knowledge of any reasonable basis for any such revocation, termination, modification or nonrenewal.

Section 4.13 Environmental Matters. Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect:

(a) The Company is, and has been at all times since January 1, 2012, in compliance with all applicable Environmental Laws (as defined below). There is no Legal Proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company. The Company has not received any written notice of or entered into or assumed (by contract or operation of Law or otherwise), any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws. No facts, circumstances or conditions exist that would reasonably be expected to result in the Company incurring Environmental Liabilities (as defined below). Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will result in the termination or revocation of, or a right of termination or cancellation under, any Environmental Permit. There have been no Releases (as defined below) of Hazardous Materials (as defined below) on properties currently (or, to the Knowledge of the Company, formerly) owned, operated or leased by the Company.

(b) The Company has obtained and currently maintains all Permits necessary under Environmental Laws for its operations (“Environmental Permits”), there is no investigation known to the Company, nor any action pending or, to the Knowledge of the Company, threatened against or affecting the Company or any real property operated or leased by the Company to revoke such Environmental Permits, and the Company has not received any written notice from any Person to the effect that there is lacking any Environmental Permit required under Environmental Law for the current use or operation of any property operated or leased by the Company.

(c) For purposes of the Agreement:

(i) “Environmental Laws” means all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Materials, or to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.

(ii) “Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including any amounts paid in settlement, all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, environmental permit, order or agreement with any Governmental Entity or other Person, which relates to any environmental, health or safety condition, violation of Environmental Law or a Release or threatened Release of Hazardous Materials.

(iii) “Hazardous Materials” means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, silica, chlorofluorocarbons and all other ozone-depleting substances.

(iv) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Disclosure Letter sets forth a true, correct and complete list of (i) the current owner for, (ii) the jurisdiction of application/registration for, (iii) the application or registration number for, and (iv) the date of filing or issuance for, and any security interest, lien or other encumbrance recorded or filed against, each item of Registered IP which is owned or purported to be owned by the Company (“Company Registered IP”).

(b) Section 4.14(b) of the Disclosure Letter contains a true, correct and complete list of (i) all Third-Party IP Licenses, (ii) all agreements under which the Company has licensed or sublicensed to any other Person the right to use any Company Material IP, (iii) all agreements that contain covenants not to sue with respect to any Company Material IP, and (iv) a list of all Registered IP, including current ownership information and application/registration number, which is the subject of Third-Party IP Licenses or agreements described in clauses (ii) through (iv) of this Section 4.14(b).

(c) As of the date hereof, no cancellation, interference, opposition, reissue, reexamination or other similar proceeding is pending or, to the Knowledge of the Company, threatened, in which the validity, enforceability, scope or ownership of any Company Registered IP, or to the Knowledge of the Company, any Exclusively Licensed Registered IP, is being contested or challenged (other than office actions or similar communications issued by any Governmental Entity in the ordinary course of prosecution of any pending applications for registration of any such Company Registered IP). To the Knowledge of the Company, each of the patents and patent applications included in the Company Registered IP and the Exclusively Licensed Registered IP claiming the Key Product identifies by name each inventor of the claims thereof as determined in accordance with applicable Law of the jurisdiction in which such patent is issued or such patent application is pending. As of the date hereof, (i) all registration, renewal, maintenance and other similar payments that are or have become due with respect to (A) any Company Registered IP, (B) any Exclusively Licensed Registered IP, to the extent the Company is responsible for the prosecution or maintenance of such Exclusively Licensed Registered IP or the costs thereof (together with the Company Registered IP, the “Company Managed IP”), and (C) to the Knowledge of the Company, any Key Patents, in each case have been timely paid by or on behalf of the Company or, in the case of clause (C), the applicable patent holder, as applicable, and (ii) the Company Managed IP which is owned by the Company and the Exclusively Licensed Registered IP is, and to the Knowledge of the Company the other Company Managed IP which is exclusively licensed by the Company is, subsisting and is valid and enforceable and in full force and effect and has not lapsed (except for any patents within the Company Managed IP having lapsed or expired at the end of their statutory term), been abandoned, been disclaimed, been cancelled or been forfeited, except in each case of clauses (i) and (ii) for such exceptions as have not resulted in, or would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect or a material adverse impact (commercial or otherwise) on the Key Product.

(d) The Company solely and exclusively owns all right, title and interest in and to the Owned Company IP and holds a valid and enforceable written license to use all Licensed Company IP, in each case, free and clear of all Liens (other than Permitted Liens) and, immediately following the Effective Time, the Company will have the same rights thereto as it had prior to the Effective Time, except, in each case, as individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Material Adverse Effect or a material adverse impact (commercial or otherwise) on the Key Product; provided, however, that the foregoing is not a representation of non-infringement, non-misappropriation or other non-violation of the Intellectual Property of another Person, which representation is solely set forth in

Section 4.14(f) below. Since January 1, 2012, the Company has not received a written notice from any third party (including any employee or consultant) pursuant to which such third party claims to own or have any right or interest in or to (other than any inalienable moral right or any other inalienable right or interest retained pursuant to applicable Law), or to have any right to receive any royalty or other material payment for the Company’s use or exploitation of, any Company Material IP. The Company owns, or holds a valid and enforceable written license or other right to use, all Intellectual Property necessary for, used in or held for use in the conduct of the Company’s business as currently conducted, except for such exceptions as have not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect or a material adverse impact (commercial or otherwise) on the Key Product; provided, however, that the foregoing is not a representation of non-infringement, non-misappropriation or other non-violation of the Intellectual Property of another person, which representation is solely set forth in Section 4.14(f) below. To the Knowledge of the Company, all assignments made to the Company for any Company Material IP are valid and enforceable and have been recorded in compliance with applicable Law.

(e) None of the Company Material IP which is owned or purported to be owned by the Company or Exclusively Licensed Registered IP, and to the Knowledge of Company none of the other Company Material IP which is licensed pursuant to any Third Party IP Licenses, is subject to any pending or outstanding injunction, directive, order, decree, award, settlement, judgment or other disposition of dispute that would reasonably be expected to adversely restrict the use, transfer, registration or licensing of any such Company Material IP by the Company or any of its Affiliates (or Parent and its Affiliates from and after the Effective Time), or otherwise would reasonably be expected to adversely affect the validity, enforceability or scope of any such Company Material IP, except in for such exceptions as have not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect or a material adverse impact (commercial or otherwise) on the Key Product. The Company has not received notice from any Person requesting the Company to (nor does the Company have any reason to believe that it will be required to) indemnify, defend or hold harmless such Person with respect to any losses resulting from or arising from the Company Material IP.

(f) To the Knowledge of the Company, during the last six (6) years, the operation of the business of the Company as it has been conducted has not and, as currently conducted, does not, infringe, misappropriate or otherwise violate any Intellectual Property owned by another Person, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect or a material adverse impact (commercial or otherwise) on the Key Product. During the last six (6) years, (i) no Legal Proceeding has been asserted or pending or, to the Knowledge of the Company, threatened against the Company relating to any infringement, misappropriation or violation of any Intellectual Property of another Person by the Company except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect or a material adverse impact (commercial or otherwise) on the Key Product and (ii) the Company has not received any written notice (including any written offers to license) alleging any infringement, misappropriation or violation of any Intellectual Property of another Person by the Company except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect or a material adverse impact (commercial or otherwise) on the Key Product. To the Knowledge of the Company, none of the Company Material IP is subject to any pending or outstanding injunction, directive, order, decree, award, settlement or judgment that would reasonably be expected to restrict the ownership, use, validity, enforceability or scope of any such Intellectual Property.

(g) To the Knowledge of the Company, no other Person has, since December 31, 2007, infringed, misappropriated or otherwise violated any Company Material IP, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect or a material adverse impact (commercial or otherwise) on the Key Product.

(h) Each Person (including employees, consultants and third parties) who is or was involved in the creation or development of any Company Material IP which is owned or purported to be owned by the Company has signed a valid, enforceable agreement containing an assignment of the applicable Intellectual Property to the Company and reasonable confidentiality provisions protecting such Company Material IP which, to the Knowledge of the Company, has not been breached by such Person. The Company has taken commercially reasonable actions to maintain the confidentiality of the information held by the Company or the applicable licensor, or purported to be held by the Company, which it deems a Trade Secret. To the Knowledge of the Company, no Trade Secrets included in the Company Material IP have been disclosed to or used by any Person except pursuant to a non-disclosure agreement which, to the Knowledge of the Company, has not been breached by any such Person.

(i) To the Knowledge of the Company, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create any Company Material IP, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Entity or institution obtaining any rights of ownership or use of such Company Material IP.

(j) The consummation of the transactions contemplated by this Agreement will not (i) result in the loss of, or otherwise adversely affect, any rights of the Company in any Intellectual Property, (ii) grant or require the Company to grant to any Person any rights with respect to any Company Material IP, (iii) subject the Company to any increase in royalties or other payments in respect of any Intellectual Property, (iv) by the terms of any agreement to which the Company is a party, diminish any royalties or other payments the Company would otherwise be entitled to in respect of any Intellectual Property or (v) result in the breach or, by the terms of such agreement, termination of any agreement relating to Intellectual Property, except in each case as would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect or a material adverse impact (commercial or otherwise) on the Key Product.

(k) Without limiting the generality of the foregoing, the Company holds valid and enforceable written licenses to use the Key Patents free and clear of all Liens and the license agreements with respect to the Key Patents are in full force and effect and the Company has not taken any action, or omitted to take any action, which would constitute a breach of those license agreements. Immediately following the Effective Time, the Key Patents will be available for use by the Surviving Corporation and the Surviving Corporation will have the same rights to the Key Patents as the Company had prior to Effective Time. To the Knowledge of the Company, the

Key Patents are subsisting and valid and enforceable and in full force and effect and have not lapsed and there is no information, materials, facts or circumstances, including any information or fact which would constitute prior art to any of the Key Patents, or that would render any of the Key Patents not subsisting or invalid or unenforceable or not in full force and effect or that would result in the lapsing of any of the Key Patents. To the Knowledge of the Company, with respect to any currently pending or filed reexamination proceeding at the United States Patent and Trademark Office relating to the Key Patents, all relevant material information for such reexamination proceeding, including but not limited to prior art, litigation documents, testing data, and the like, has been or will be timely submitted to the United States Patent and Trademark Office, except in each case for such exceptions as have not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect or a material adverse impact (commercial or otherwise) on the Key Product.

Section 4.15 Real Property.

(a) The Company does not own any real property.

(b) Section 4.15(b) of the Disclosure Letter sets forth a true, correct and complete list of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Real Property Leases”). The Company has heretofore delivered to Parent true, correct and complete copies of all Real Property Leases (including all modifications, amendments, supplements, waivers and side letters thereto). Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (i) each Real Property Lease is valid, binding and in full force and effect, all rent and other sums and charges payable by the Company as tenant thereunder are current, (ii) no termination event or condition or uncured default on the part of the Company or, to the Knowledge of the Company, the landlord thereunder exists under any Real Property Lease, (iii) the Company has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except for (A) those reflected or reserved against in the balance sheet of the Company as of September 30, 2013, and included in the Filed SEC Documents, (B) Taxes and general and special assessments not in default and payable without penalty and interest, and (C) Permitted Liens, and (iv) the Company has not received written notice of any pending, and, to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Real Property Leases.

Section 4.16 Material Contracts.

(a) Except for this Agreement and for documents filed as exhibits to the Company SEC Reports, Section 4.16(a) of the Disclosure Letter lists, as of the date hereof, and the Company has made available to Parent and Merger Sub (or outside counsel), true, correct and complete (subject, in the case of clause (i), to any redactions necessary as a result of confidentiality obligations) copies of, all Contracts to which the Company is a party or by which the Company or any of its properties or assets is bound that:

(i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) contains covenants that limit the ability of the Company (or which, following the consummation of the Merger, could restrict or purports to restrict the ability of the Surviving Corporation or Parent or any of their respective Affiliates): (A) to compete in any business or with any Person or in any geographic area or to sell, supply or distribute any service or product (including any non-compete, exclusivity or “most-favored nation” provisions), (B) to purchase or acquire an interest in any other entity, except for any such Contract that may be cancelled without notice or penalty or other liability of the Company upon notice of ninety (90) days or less or (C) to enforce in any material respect its rights under any Contract or applicable Law, including any covenant not to sue a third party;

(iii) provides for or governs the formation, creation, operation, management or control of any partnership, joint venture or similar arrangement;

(iv) involves (A) the use or license by the Company of any material Intellectual Property owned by a third party (other than Commercially Available Software) or (B) the joint development of products or technology with a third party;

(v) involves the license by the Company of any Company Material IP to any third party (other than as ancillary to a sale of products to customers) or involves a contract or license pursuant to which the Company has right to use any material Intellectual Property (other than Commercially Available Software);

(vi) constitutes a manufacturing, supply, distribution or marketing agreement that provides for minimum payment obligations by the Company of at least $1 million in the past twelve (12) months or in any prospective twelve (12) month period;

(vii) involves any directors, executive officers (as such term is defined in the Exchange Act) or five-percent stockholders of the Company or any of its Affiliates (other than the Company) or immediate family members;

(viii) provides for material “earn-outs” or other material contingent payments by the Company other than those with respect to which there are no further obligations under such provisions;

(ix) involves a settlement, conciliation or similar agreement (A) that is with any Governmental Entity, (B) pursuant to which the Company is obligated after the execution date hereof to pay consideration to a Governmental Entity or (C) that would otherwise limit the operation of the Company (or Parent or any of its other Affiliates) in any material respect after the Closing;

(x) relates to each loan and credit agreement, note, debenture, bond, indenture and other similar Contract pursuant to which any indebtedness for borrowed money of the Company may be incurred or is outstanding;

(xi) was entered into after January 1, 2012, or has not yet been consummated, and involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interest of another Person or any material assets or properties;

(xii) (A) contains a standstill or similar agreement pursuant to which the Company has agreed not to acquire assets or securities of a third party, or (B) contains any “non-solicitation,” “no hire” or similar provision which restrict the Company from soliciting, hiring, engaging, retaining or employing such third party’s current or former employees in a manner or to an extent that would interfere with the business of the Company (except for any such provision in any confidentiality agreement entered into by the Company in the ordinary course of business);

(xiii) prohibits the payment of dividends or distributions in respect of, or the pledging of, any equity interest of, or the issuance of guarantees by, the Company;

(xiv) involves a grant to any Person of any right of first offer or right of first refusal to purchase, lease, sublease, use, possess or occupy all or any substantial part of any material assets, rights or properties of the Company;

(xv) at or following the Offer Closing or the Merger Closing, may alter, encumber, impair or extinguish, or otherwise impair the right of Parent or any of its Affiliates to develop, use, sell, license or otherwise dispose of, or to bring any action for the infringement, misappropriation or other violation of, any Company Material IP owned or controlled by Parent or any of its Affiliates;

(xvi) at or following the Offer Closing or the Merger Closing, would purport to be binding upon Parent or any of its Affiliates (other than the Company) in any manner that would reasonably be expected to, individually or in the aggregate, result in a significant adverse impact on the business or operations of Parent and its Subsidiaries, taken as a whole (other than the Company);

(xvii) is not described in any other subsection of this Section 4.16(a) that relates to the research, development, distribution, marketing, supply, license, collaboration, co-promotion or manufacturing of the Key Product, which, if terminated or not renewed, would reasonably be expected to have a material and adverse effect on the Key Product;

(xviii) is with any Person who is a supplier to the Company of (A) material tangible products or services relating to the Key Product, or (B) such products or services that cannot be obtained from another source for a substantially similar cost with substantially similar quality;

(xix) is a Key License Agreement or a Key Supply Agreement; or

(xx) would be reasonably expected to involve aggregate payments by the Company or to the Company under such Contract of more than $1 million in any year (including by means of royalty payments) other than any such Contract that may be cancelled without notice or penalty or other liability of the Company upon notice of thirty (30) days or less.

Each Contract of the type described in clauses (i) through (xix) above (or set forth in Section 4.16(a) of the Disclosure Letter or filed as an exhibit to the Company SEC Reports), other than a Plan, is referred to herein as a “Material Contract.”

(b) Except as has not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company and, to the Knowledge of the Company, each other party thereto and is in full force and effect, (ii) the Company has performed and complied with all obligations required to be performed or complied with by it under each Material Contract, and (iii) there is no default under any Material Contract by the Company or, to the Knowledge of the Company, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the Knowledge of the Company, by any other party thereto.

Section 4.17 Regulatory Compliance. Except as has not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect:

(a) The Company is, and since January 1, 2012, has been, in compliance with all health care Laws applicable to the Company, or by which any property, product or other asset of the Company is bound or affected, including, but not limited to, the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil monetary penalty laws (42 U.S.C. § 1320a-7a), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (collectively, “HIPAA”), all criminal Laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under HIPAA, the exclusion laws, Social Security Act § 1128 (42 U.S.C. § 1320a-7), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, and in each case the regulations promulgated thereunder, all other Laws relating to the development, billing, labeling, storage, testing, distribution or marketing of pharmaceutical products, and any state, local and foreign equivalents of any of the foregoing (collectively, “Health Care Laws”). The Company has not received any written notification of any pending or, to the Knowledge of the Company, threatened, claim, suit, proceeding, hearing, enforcement, audit, investigation or arbitration from any Governmental Entity alleging potential or actual non-compliance by, or liability of, the Company under any Health Care Laws.

(b) The Company holds such Permits of the FDA and any similar foreign Governmental Entities required for the conduct of its business as currently conducted (collectively, the “Health Care Permits”) and all such Health Care Permits are valid and in full force and effect. The Company has fulfilled and performed all of its material obligations with respect to the Health Care Permits, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Health Care Permit. The Company has filed with the FDA and any similar foreign Governmental Entities all reports, documents, forms, notices, applications, records, claims, submissions, and supplements or amendments thereto, including adverse event reports and all other submitted data relating to the Company’s products, as required by any Health Care Law or Health Care Permit, and all such reports, documents, forms, notices, applications, records, claims, submissions, and supplements or amendments were in all material respects complete, correct and not misleading on the date filed (or were corrected or supplemented by a subsequent submission), and no written notice (or, to the Knowledge of the Company, any oral notice) of deficiencies which are material, individually or in the aggregate, has been issued or asserted by any applicable Governmental Entity with respect to any such reports, documents, forms, notices, applications, records, claims, submissions, or any supplements or amendments thereto.

(c) The clinical and pre-clinical studies conducted by or on behalf of or sponsored by the Company were and, if still pending, are being conducted in accordance with standard medical and scientific research procedures and all applicable Health Care Laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act, its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, and any foreign equivalents. Since January 1, 2012, the Company has not received any written notice or other correspondence from the FDA or any similar foreign Governmental Entity requiring the termination, suspension or material modification of any ongoing clinical or pre-clinical study. There are no pending or, to the Knowledge of the Company, threatened actions or proceedings by the FDA or any similar foreign Governmental Entity which would prohibit or impede the potential future commercial sale of any of the Company’s products. To the Knowledge of the Company, there are no Contracts, including settlements with Governmental Entities, which would reasonably be expected to impose obligations for independent review and oversight of marketing and sales practices or limit in any material respect the ability of the Company to develop, manufacture, market or sell any of the Company’s products.

(d) Since January 1, 2012, the Company has not (i) made any untrue statement of material fact or fraudulent statement to the FDA or any similar foreign Governmental Entity, (ii) failed to disclose a material fact required to be disclosed to the FDA or any similar foreign Governmental Entity, or (iii) committed any other act, made any statement, or failed to make any statement that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any similar foreign Governmental Entity to invoke a similar policy. The Company is not the subject of any pending or, to the Company’s Knowledge, threatened investigation by the FDA or any similar foreign Governmental Entity pursuant to such policies.

(e) No Company product has been recalled, suspended, discontinued or the subject of a refusal to file, clinical hold, deficiency or similar action (including any correspondence questioning data integrity) as a result of any action by the FDA, any similar foreign Governmental Entity, or the Company, in the United States or outside the United States.

(f) To the Knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any investigation, audit, suit, claim, action or proceeding with respect to any action to withdraw or delay approval of, place restrictions on the production, dosing, clinical use or testing, or sales or marketing of, or request the recall, suspension or discontinuation of, any Company product.

(g) The Company has made available to Parent prior to the date hereof true, correct and complete copies of (i) all material filings made by the Company with the FDA or any similar foreign Governmental Entity in its possession or control and (ii) all material correspondence with the FDA or any similar foreign Governmental Entity in its possession or control, in each case with regard to the Company’s products.

Section 4.18 Insurance. Section 4.18 of the Disclosure Letter sets forth a true, correct and complete list of, and the Company has made available to Parent prior to the date hereof, all currently effective material insurance policies and material self-insurance programs issued in favor of the Company, or pursuant to which the Company is a named insured or otherwise a beneficiary, relating to the business, assets and operations of the Company. Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect: (i) each insurance policy of the Company is in full force and effect and all premiums due thereon have been paid, (ii) the Company is not in breach or default, and the Company has not taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any insurance policy of the Company, (iii) to the Knowledge of the Company, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation, termination or material premium increase has been received with respect to any insurance policy of the Company, and (iv) there is no claim pending under the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of any insurance policy of the Company.

Section 4.19 Questionable Payments. The Company has not (nor have any of its directors, executives, representatives, agents or employees) (a) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) established or maintained any unlawful fund of corporate monies or other properties, (e) engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control or any other agency of the United States government or (f) made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.20 Related Party Transactions. No current director, officer, Affiliate or Associate of the Company (a) has outstanding any indebtedness to the Company or (b) is otherwise a party to, or directly or indirectly benefits from, any contract, arrangement or understanding with the Company of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 4.21 Opinion of Financial Advisors of the Company. Prior to the execution of this Agreement the Company Board has received an opinion from each of its financial advisors, Centerview Partners LLC and Lazard Frères & Co. LLC, to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the consideration to be paid to holders of Shares (other than Dissenting Shares, Shares owned by Parent, Merger Sub or any Subsidiary of Parent, Shares held in the treasury of the Company, or Shares held by any affiliate of Parent or Merger Sub) in the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders of Shares, and neither of such opinions have been withdrawn or modified. As soon as practicable following the date hereof, an executed copy of the aforementioned opinions will be made available to Parent for informational purposes only.

Section 4.22 State Takeover Statutes Inapplicable; Rights Agreement. The Company Board has taken all action necessary so that (assuming the accuracy of Parent’s representations in Section 5.06) Section 203 of the Corporation Law is inapplicable to, and to the Knowledge of the Company no other Takeover Law is applicable to, the Offer, the Merger and the other transactions contemplated by this Agreement and the Support Agreement. The Company does not have in effect any “poison pill” or shareholder rights plan.

Section 4.23 Rule 14d-10 Matters. All amounts payable to holders of Shares and other equity interests of the Company (“Covered Securityholders”) pursuant to the Plans (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable NASDAQ Global Market rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) (i) at a meeting duly called and held at which all members of the compensation committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each Company Stock Plan and (B) the treatment of the Company Options and Restricted Stock Units in accordance with the terms set forth herein, the applicable Company Stock Plan and any applicable Plans, which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

Section 4.24 Manufacturing Facility. The Key Product is manufactured at the Bristol-Myers Squibb Srl manufacturing facility located in Anagni, Italy (the “Manufacturing Facility”) and, to the Knowledge of the Company, the Key Product is manufactured in compliance with all applicable Laws and in conformity with Good Manufacturing Practices, including, but not limited to, the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 210 and 211, and any foreign equivalents, except as has not and would not reasonably be expected to materially and adversely affect the ability of the Company to package, promote, distribute, market, use or sell the Key Product. To the Knowledge of the Company, no event has occurred since January 1, 2012, and no event is reasonably expected to occur, that would materially and adversely affect the ability of the Company to procure the Key Product from the Manufacturing Facility on terms consistent in all material respects with those in effect prior to the date hereof and in quantities consistent in all material respects with past practice and sufficient for the operation of the Company’s business as currently conducted and as currently anticipated to be conducted.

Section 4.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby.

Section 4.26 Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Parent and Merger Sub is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the Merger and the Company is not relying on any representation or warranty of Parent or Merger Sub except for those expressly set forth in this Agreement, and (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to Parent or Merger Sub or their respective business, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by Parent or Merger Sub.

ARTICLE V.

REPRESENTATIONS AND

WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.01 Organization and Qualification. Each of Parent and Merger Sub is a duly organized and validly existing corporation in good standing under the Laws of the jurisdiction of its organization. All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.

Section 5.02 Authority for this Agreement. Each of Parent and Merger Sub has all requisite corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and, subject to the adoption of this Agreement by Merger Sub’s sole stockholder (which adoption shall occur immediately after the execution and delivery of this Agreement), the consummation of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by all necessary corporate or similar action on the part of each of Parent and Merger Sub, and no other corporate or similar proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transaction contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date of this Agreement, the Board of Directors of each of Parent and Merger Sub has approved this Agreement and the transactions contemplated hereby and determined that this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement are in the best interests of their respective shareholders.

Section 5.03 Information Supplied. None of the information with respect to Parent or Merger Sub supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution or dissemination of, the Schedule 14D-9, and at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution and dissemination of, the Offer Documents, and at the time of the consummation of the Offer, the Offer Documents (a) will comply as to form in all material respects with the requirements of the Exchange Act and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 5.03 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its representatives on behalf of the Company specifically for inclusion therein.

Section 5.04 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation of the transactions contemplated hereby nor compliance by Parent or Merger Sub with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the respective Certificate of Incorporation or Bylaws (or other similar governing documents) of Parent or Merger Sub, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) as may be required under the HSR Act, (ii) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing of appropriate merger documents as required by the Corporation Law, and (iv) compliance with the applicable requirements of the New York Stock Exchange, (c) violate, conflict with or result in a breach of any provision of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any note, license, agreement, contract, indenture or other instrument or obligation to which Parent or Merger Sub or any of their respective Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective assets may be bound, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries or by which any of their respective assets are bound, except in the case of clauses (b), (c) and (d) as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated hereby.

Section 5.05 Litigation. Except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby, as of the date hereof (a) there is no Legal Proceeding pending or, to the Knowledge of Parent, threatened against or relating to Parent or any of its Subsidiaries, and (b) neither Parent nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree.

Section 5.06 Interested Stockholder. Neither Parent nor any of its Subsidiaries has been at any time during the period commencing three (3) years prior to the date that the Company Board approved this Agreement through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the Corporation Law. Neither Parent nor Merger Sub own any Shares as of the date hereof.

Section 5.07 Financing.

(a) Parent has delivered to the Company a correct and complete copy of (i) an executed commitment letter, dated as of the date hereof (as amended, modified, supplemented, replaced or extended from time to time after the date hereof in compliance with Section 6.13, the “Commitment Letter”), from the lenders party thereto (including any lenders who become party thereto by joinder) (collectively, the “Lenders”) and other arrangers party thereto, pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein (the debt financing contemplated by the Commitment Letter, together with any permitted Alternative Debt Financing, is collectively referred to herein as the “Debt Financing”) and (ii) the fee letter referred to in the Commitment Letter (with only fee amounts, pricing caps and other economic terms redacted (none of which would adversely affect the amount or availability of the Debt Financing)) (as amended, modified, supplemented, replaced or extended from time to time after the date hereof in compliance with Section 6.13, the “Fee Letter”).

(b) Except as expressly set forth in the Commitment Letter (or in the unredacted portions of the Fee Letter) delivered to the Company, as of the date hereof, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing. There are no other agreements, side letters or arrangements relating to the Debt Financing to which Parent or any of its Subsidiaries is a party as of the date hereof which would impose conditions or other contingencies to the funding of the full amount of the Debt Financing, other than those set forth in the Commitment Letter (or in the unredacted portions of the Fee Letter). As of the date hereof, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all conditions to be satisfied by it in the Commitment Letter or the Fee Letter at the time it is required to consummate the Merger Closing hereunder, nor does Parent have Knowledge, as of the date hereof, that any of the Lenders will not perform their respective funding obligations under the Commitment Letter in accordance with its terms and conditions.

(c) Each of the Commitment Letter and the Fee Letter is a valid, binding and enforceable obligation of Parent and Merger Sub and, to the Knowledge of Parent, the other parties thereto, is in full force and effect, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent or Merger Sub or, to the Knowledge of Parent, the other parties thereto under the terms and conditions of the Commitment Letter or under the Fee Letter. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter and Fee Letter on or before the date hereof, and will pay in full any such amounts due on or before the Closing Date. The Commitment Letter and Fee Letter have not been modified, altered or amended on or prior to the date hereof. None of the commitments under the Commitment Letter have been withdrawn or rescinded prior to the date hereof.

(d) The proceeds of the Debt Financing, if funded, together with available cash of Parent and Merger Sub, shall constitute sufficient funds for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement on the Closing Date, including the payment of the Offer Price in respect of each Share validly tendered and accepted in the Offer, the Merger Consideration and all other amounts to be paid pursuant to this Agreement and the payment of all associated costs and expenses of the Offer and the Merger to be paid on the Closing Date.

Section 5.08 Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement (including the Debt Financing), the payment of the aggregate Merger Consideration and any other repayment or refinancing of debt that may be contemplated, and payment of all related fees and expenses, assuming (w) the accuracy of the Company’s representations and warranties contained in this Agreement, (x) the satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Offer and the Merger, (y) the performance by the Company of its obligations hereunder in all material respects, and (z) the most recent financial forecasts of the Company made available to Parent prior to the date hereof have been prepared in good faith based on assumptions that were and continue to be reasonable, Parent and its Subsidiaries, taken as a whole, will be Solvent on the Closing Date. For purposes of this Section 5.08, the term “Solvent” with respect to Parent and its Subsidiaries, taken as a whole, means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, exceeds, as of such date, the amount that will be required to pay the probable liabilities of Parent and its Subsidiaries, taken as a whole, on its existing debts (including a reasonable estimate of contingent liabilities), (b) Parent and its Subsidiaries, taken as a whole, will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged on such date, and (c) Parent and its Subsidiaries, taken as a whole, will be able to pay its liabilities as they mature.

Section 5.09 Brokers. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent and Merger Sub.

Section 5.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither Parent nor any other Person on behalf of Parent makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or with respect to any other information provided to the Company in connection with the transactions contemplated hereby.

Section 5.11 Disclaimer of Other Representations and Warranties. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) the Company is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty of the Company except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its business, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Company, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

ARTICLE VI.

COVENANTS

Section 6.01 Conduct of Business of the Company. Except as set forth in Section 6.01 of the Disclosure Letter or as expressly provided for by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the valid termination of this Agreement or the Effective Time, the Company will (i) conduct its operations according to its ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to preserve intact its business organization and to preserve satisfactory business relationships with customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having material business dealings with the Company, and (iii) comply in all material respects with all applicable Laws. Without limiting the generality of the foregoing and except as set forth in Section 6.01 of the Disclosure Letter or as expressly provided for by this Agreement, during the period from the date hereof and continuing until the earlier of the valid termination of this Agreement or the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed), the Company will not:

(a) issue, deliver or sell any Company Securities or other voting securities or equity interests, any securities convertible or exchangeable into any such securities or equity interests, any options, warrants or other rights to acquire any such securities or equity interests or convertible or exchangeable securities, any stock-based performance units or any Voting Company Debt, other than Shares issuable upon exercise of the Company Options or Company Warrants or settlement of Restricted Stock Units, in each case outstanding on the date hereof and in accordance with their respective present terms;

(b) repurchase, redeem or otherwise acquire any Company Securities or any options, warrants or other rights to acquire any such Company Securities, other than (i) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Options in order to pay the exercise price of the Company Options, (ii) the withholding of Shares to satisfy Tax obligations with respect to Company Options or Restricted Stock Units, and (iii) the acquisition by the Company of Company Options or Restricted Stock Units in connection with the forfeiture of such awards;

(c) (i) split, combine or reclassify any Company Securities, (ii) issue or authorize the issuance of any other securities in lieu of or in substitution for any Company Securities, or (iii) declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Company Securities or set a record date therefor;

(d) (i) make any acquisition or disposition or cause any acquisition or disposition to be made, by means of a merger, consolidation, recapitalization or otherwise, of any business, assets or securities or any sale, lease, license, sublicense, encumbrance or other disposition of assets or securities of the Company or any third party, except for purchases or sales of raw materials or inventory, or dispositions of obsolete equipment, made in the ordinary course of business consistent with past practice, (ii) adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization of the Company, or (iii) merge or consolidate with in any Person;

(e) (A) except in the ordinary course of business consistent with past practice, enter into, terminate or materially amend or modify any Material Contract or Contract that, if in effect on the date hereof, would have been a Material Contract, (B) waive in any material respect any term of, or waive any material default under, or release, settle or compromise any material claim against the Company or material liability or obligation owing to the Company under, any Material Contract, (C) enter into any Contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Offer, the Merger, the Support Agreement or the other transactions contemplated herein (including in combination with any other event or circumstance), or (D) terminate, amend or modify any of the Key License Agreements or Key Supply Agreements;

(f) (i) incur any indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, except for short-term debt incurred pursuant to the Existing Loan Agreement in the ordinary course of business consistent with past practice to fund working capital requirements, and in no event in excess of $1,000,000 in the aggregate, or (ii) redeem, repurchase, prepay, defease, cancel or otherwise acquire any such indebtedness, debt securities or warrants or other rights;

(g) (i) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, or (ii) subject to the payoff of the Existing Loan Agreement immediately prior to (but subject to) the Effective Time, take any action that would result in the administrative agent of the lenders under the Debt Financing not having a perfected first priority security interest in the assets to be pledged as collateral in connection with the Debt Financing at the Effective Time;

(h) (i) make any loans, advances or capital contributions to, or investments in, any other Person or (ii) form any Subsidiary;

(i) change any financial accounting methods, principles or practices used by it and affecting the assets, liabilities or results of operations of the Company, except as required by GAAP or applicable Law;

(j) make or change any material Tax election, adopt or change any accounting method for Tax purposes that has a material effect on Taxes, extend the statute of limitations (or file any extension request) relating to material Taxes with any Governmental Entity, amend any material Tax Return, or settle or compromise any material Tax liability;

(k) amend its Certificate of Incorporation or Bylaws;

(l) except as required by applicable Law, the terms of this Agreement or any Plan in existence as of the date hereof, or as provided in Section 6.01(l) of the Disclosure Letter, (i) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors, (ii) grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iv) enter into any employment, consulting, severance, retention or termination agreement (including, for the avoidance of doubt, offer letters) with any of its directors, officers, employees or individual independent contractors, (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Plan, except for amendments to Plans that are welfare plans in the ordinary course of business consistent with past practice that do not increase the cost of maintaining such Plans and that apply to substantially all employees across-the-board, (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual independent contractors, (vii) terminate the employment of any of the Company’s executive officers listed on Section 9.11(r) of the Disclosure Letter, other than for cause, or (viii) hire any employee or individual independent contractor having total annual compensation in excess of $150,000;

(m) incur any capital expenditure or any obligations or liabilities in respect thereof, except for those contemplated by the capital expenditure budget set forth in Section 6.01(m) of the Disclosure Letter;

(n) settle any Legal Proceeding, in each case made or pending by or against or by the Company, other than the settlement of Legal Proceedings in the ordinary course of business consistent with past practice that solely require payments by the Company (net of insurance proceeds received) in an amount not to exceed, individually or in the aggregate, $500,000; provided, however, that the foregoing shall not permit the Company to settle any Legal Proceeding (i) relating to any Key Patent, Key License Agreement or Key Supply Agreement, (ii) that would impose any material restrictions or changes on the business or operations of, or the admission of wrongdoing by, the Company, or (iii) for which such settlement is not permitted pursuant to Section 6.04 or Section 6.08;

(o) mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict the use of Company Securities or assets (including, for the avoidance of doubt, Intellectual Property rights) or properties in any material respect, or otherwise create, assume or suffer to exist any Liens thereupon except Permitted Liens;

(p) enter into any new line of business;

(q) relinquish, abandon or permit to lapse, or fail to take any action necessary to maintain, enforce and protect, any of its rights in Company Material IP;

(r) fail to maintain in full force and effect insurance policies covering the Company and its properties, businesses, assets and operations in a form and amount consistent with past practice in all material respects; or

(s) authorize, offer, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Section 6.02 No Solicitation.

(a) Until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 8.01, the Company shall not, and shall cause its directors, officers and employees not to and shall direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission or announcement of any inquiries, proposals or offers that constitute or would reasonably be expected to lead to any Takeover Proposal, (ii) provide any non-public information concerning the Company to any Person or group who has made or would reasonably be expected to make any Takeover Proposal, or engage in any discussions or negotiations with respect to any Takeover Proposal, (iii) approve, support, adopt, endorse or recommend any Takeover Proposal, (iv) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the Corporation Law) inapplicable to any Person other than Parent and its Affiliates or to any transactions constituting or contemplated by a Takeover Proposal, (v) otherwise cooperate with or assist or participate in any such inquiries, proposals, offers, discussions or negotiations, or (vi) resolve or agree to do any of the foregoing. The Company shall, and shall cause its directors, officers and employees to and shall direct and use its reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person or groups that may be ongoing with respect to any Takeover Proposal or potential Takeover Proposal. The Company shall promptly after the date hereof request each Person (if any) that has heretofore executed a confidentiality agreement (other than the Confidentiality Agreement) relating to a Takeover Proposal or potential Takeover Proposal to promptly return to the Company or destroy all non-public documents and materials relating to the Takeover Proposal or to the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its representatives to such Person or group or any of its representatives in accordance with the terms of such confidentiality agreement, and shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any standstill or similar provision in any confidentiality, standstill or other agreement with such Person; provided that the Company may waive any standstill or similar provisions to the extent necessary to permit a Person or group to make, on a confidential basis to the Company Board, a Takeover Proposal, conditioned upon such Person agreeing to disclosure of such Takeover Proposal to Parent, in each case as contemplated by this Section 6.02 (provided, further, that the Company may only take such action if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure of the Company Board to take such action would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable Law). The Company shall not enter into any confidentiality agreement subsequent to the date hereof which prohibits the Company from providing to Parent the information required to be provided to Parent pursuant to this Section 6.02. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may in any event (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by such Person or group solely to determine whether such inquiry or proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) inform a Person or group that has made or, to the Knowledge of the Company, is considering making a Takeover Proposal of the provisions of this Section 6.02.

(b) Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to the Acceptance Time, (i) the Company has received a bona fide, written Takeover Proposal from any Person or group that did not result from a material breach of this Section 6.02, and (ii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal and that the failure to take such action described in clause (A) or (B) below would be reasonably likely to constitute a breach of its fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the Company to the Person or group making such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement; provided, that (x) the Company shall substantially concurrently provide to Parent any non-public information concerning the Company that is provided to (or given access to) any Person or group and which was not previously provided to Parent and (y) the Company shall take reasonable steps to safeguard any commercially sensitive non-public information of the Company, in a manner reasonably consistent with the Company’s past practices in dealing with the disclosure of such information in the context of considering Takeover Proposals, or (B) engage in discussions or negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal; provided, however, that prior to or concurrently with the Company taking such actions as described in clauses (A) and/or (B) above, the Company shall provide written notice to Parent of such determination of the Company Board as provided for in clause (ii) above, together with the identity of the Person or group making such Takeover Proposal.

(c) The Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent orally and in writing in the event that the Company, its directors, officers or employees or, to the Company’s Knowledge, any of its other Representatives, receives any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Takeover Proposal, or any initial request for non-public information concerning the Company from any Person or group who has made or would reasonably be expected to make any Takeover Proposal, or any initial request for discussions or negotiations related to any Takeover Proposal, and, in connection with such notice, provide the material terms and conditions thereof and the nature of such request, and thereafter the Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material details of discussions with respect thereto, including any material changes to the terms thereof. Without limiting the generality of the foregoing, the Company shall promptly (and, in any event, within twenty-four (24) hours) provide Parent with copies of all written requests, proposals or offers, including proposed agreements, and oral summaries of any oral requests, proposals or offers, received by the Company or that the Company delivers to any Person or group making an Alternative Proposal.

(d) Neither the Company Board nor any committee thereof shall (i) withdraw or rescind (or modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw or rescind (or modify or qualify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation or the findings or conclusions of the Company Board referred to in Section 4.03(b), (ii) approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal, (iii) cause or permit the Company to execute or enter into, any Acquisition Agreement, (iv) publicly propose or announce an intention to take any of the foregoing actions, (v) following the date any Takeover Proposal or any material modification thereto is first made public or sent or given to the stockholders of the Company, fail to issue a press release stating that the Company Board Recommendation has not changed within three (3) Business Days following Parent’s written request to do so (which request may only be made once with respect to any such Takeover Proposal and each material modification thereto), or (vi) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in clause (i), (ii), (iii), (iv), (v) or (vi) being referred to as an “Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary in this Agreement, at any time prior to the Acceptance Time, the Company Board may, subject to compliance with the other provisions of this Section 6.02, (1) effect an Adverse Recommendation Change in response to a Superior Proposal or (2) effect an Adverse Recommendation Change in response to an Intervening Event (as defined below); provided, that (w) the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable Law, (x) in the case of clause (1), the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the applicable Takeover Proposal constitutes a Superior Proposal and that it intends to accept or recommend such Superior Proposal, (y) the Company shall have provided prior written notice to Parent, at least three (3) Business Days prior to taking the applicable action referred to in clause (1) or (2) of its intent to take such action and specifying the reasons therefor (a “Notice of Intended Recommendation Change”), and (z) the Company has complied with the following additional covenants:

(i) if such Adverse Recommendation Change is being made pursuant to clause (1) above, and if desired by Parent, after providing any such Notice of Intended Recommendation Change, the Company shall, and shall cause its directors, officers and employees to and shall direct and use its reasonable best efforts to cause its other Representatives to, negotiate with Parent in good faith during any such three (3) Business Day period regarding any proposal by Parent to amend the terms and conditions of this

Agreement and the other agreements contemplated hereby and at the end of such three (3) Business Day period (as it may be extended pursuant to the following proviso) the Company Board again makes the determinations described in clauses (w) and (x) with respect to such Superior Proposal; provided that in the event that there is any material amendment to the terms of any such Superior Proposal (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of the Superior Proposal), the Company shall notify Parent of such material revision in compliance with Section 6.02(c) and the period during which the Company shall, and shall cause its directors, officers and employees to and shall direct and use its reasonable best efforts to cause its other Representatives to, negotiate in good faith with Parent shall be extended until at least two (2) Business Days after the time the Company provides such notification to Parent of any such material revision and the Company Board shall not make an Adverse Recommendation Change prior to the end of any such period as so extended; and

(ii) if such Adverse Recommendation Change is being made pursuant to clause (2) above:

(1) such Adverse Recommendation Change is being made as a result of an event, fact, development or occurrence that materially affects the business, assets or operations of the Company (other than any event or circumstance resulting from a material breach of this Agreement by the Company) that was not known to the Company Board as of the date hereof and becomes known to the Company Board after the date hereof and prior to the Acceptance Time (an “Intervening Event”); provided, however, that the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof shall not constitute an Intervening Event; and

(2) during any such three (3) Business Day period, if desired by Parent, the Company shall, and shall cause its directors, officers and employees to and shall direct and use its reasonable best efforts to cause its other Representatives to, negotiate with Parent in good faith during any such three (3) Business Day period regarding any proposal by Parent to amend the terms and conditions of this Agreement and the other agreements contemplated hereby and at the end of such three (3) Business Day period the Company Board again makes the determinations described in clause (w) with respect to such Intervening Event.

(f) Nothing contained in this Section 6.02 shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act if, in the judgment of the Company Board (after consultation with outside legal counsel) failure to do so would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable Law, or otherwise violate its obligations under applicable Law; provided, however, that no Adverse Recommendation Change may be made unless the Company shall have first complied with its obligations in Section 6.02(e).

(g) For purposes of this Agreement, (i) “Takeover Proposal” means any proposal or offer from any Person or group providing for (A) any direct or indirect acquisition, purchase or license, in a single transaction or a series of related transactions, of (1) 20% or more of the assets (including, for the avoidance of doubt, Intellectual Property) of the Company, or (2) Shares or any other Company Securities, which together with any other Shares or other Company Securities beneficially owned by such Person or group, would represent 20% or more of the outstanding Shares, (B) any tender offer or exchange offer that, if consummated, would result in any Person or group owning, directly or indirectly, 20% or more of the outstanding Shares, (C) any merger, consolidation, business combination, share exchange or similar transaction involving the Company pursuant to which any Person or group (or the shareholders of any Person) would own, directly or indirectly, 20% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or 20% or more of the assets (including, for the avoidance of doubt, Intellectual Property) of the Company, or (D) any reorganization, recapitalization, extraordinary dividend, liquidation, dissolution or any other similar transaction involving the Company, other than, in each case, the transactions contemplated by this Agreement, and (ii) “Superior Proposal” means any bona fide, written Takeover Proposal received after the date hereof that if consummated would result in a Person or group owning, directly or indirectly, (A) more than 50% of the outstanding Shares or (B) more than 50% of the assets of the Company, taken as a whole, in either case which the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms, and (y) if consummated, would be more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger, in each case taking into account the consideration, terms, conditions, timing, financing terms and all financial, legal, regulatory and other aspects of such Takeover Proposal (including the Person or group making the Takeover Proposal) and of this Agreement (including any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.02(e)).

Section 6.03 Access to Information.

(a) From and after the date of this Agreement, subject to the requirements of applicable Law, the Company will (i) give Parent and Merger Sub and their authorized officers, employees, accountants, investment bankers, counsel and other representatives reasonable access (during regular business hours upon reasonable notice) to such employees, plants, offices, warehouses and other facilities at reasonable times and to such books, contracts, commitments and records (including Tax Returns) of the Company as Parent may reasonably request and instruct the Company’s independent public accountants to provide access to their work papers and such other information as Parent or Merger Sub may reasonably request, (ii) permit Parent and Merger Sub to make such inspections as they may reasonably require, (iii) furnish Parent and Merger Sub with such financial and operating data and other information with respect to the business, properties and personnel of the Company as Parent or Merger Sub may from time to time reasonably request, (iv) furnish promptly to Parent and Merger Sub a copy of each report, schedule and other document filed or received by the Company during such period pursuant to the requirements of the federal or state securities Laws, and (v) use its reasonable best efforts to assist Parent in obtaining reasonable physical access to the Manufacturing Facility in order for Parent to make such inspections as it may reasonably request. Notwithstanding the foregoing, the Company shall not be obligated to provide such access, inspections, data or other information to the extent that to do so (A) could reasonably be expected to jeopardize an attorney-client privilege or attorney work product protection, or (B) would violate an existing confidentiality obligation to any Person; provided, however, that in the case of clause (A) and (B), the Company shall use its commercially reasonable efforts to obtain any required consents to provide such access, inspections, data or other information and take such other action (such as the redaction of identifying or confidential information, entry into a joint defense agreement or other agreement or by providing such access, inspections, data or other information solely to outside counsel to avoid the loss of attorney client privilege) as is necessary to provide such access, inspections, data or other information to Parent and Merger Sub in compliance with applicable Law, and otherwise the Company shall use its reasonable best efforts to institute appropriate substitute disclosure arrangements, to the extent practicable in the circumstances.

(b) In furtherance and not in limitation of the foregoing, and provided that the Company will have final authority over the form and content of all submissions to and communications with the FDA, the Company shall, subject to its compliance with any confidentiality obligations to third parties, (i) promptly notify Parent in writing of any significant data relating to the safety or effectiveness of the Company’s product OFIRMEV® (acetaminophen) injection (the “Key Product”), including any information that could lead to a recall of or material labeling change to the Key Product in the United States, (ii) reasonably consult with Parent in connection with any proposed meeting with the FDA relating to the Key Product, (iii) promptly inform Parent of, and provide Parent with a reasonable opportunity to review, any material filing, correspondence, or communication proposed to be submitted to the FDA relating to the Key Product, (iv) promptly inform Parent of any material oral or written communication from or to the FDA relating to the Key Product, and (v) promptly inform Parent of, and provide Parent with a reasonable opportunity to comment on, any material change to the Key Product that would affect its regulatory approval status, including material changes to the manufacturing plan or process and marketing of the Key Product.

(c) All information obtained by Parent or Merger Sub pursuant to this Section 6.03 shall be subject to the provisions of the Confidentiality Agreement.

Section 6.04 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to cause the Offer and the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as reasonably practicable on the terms and subject to the conditions hereof. Without limiting the foregoing, (i) each of the Company, Parent and Merger Sub shall file within five (5) Business Days any required submissions under the HSR Act, and use its reasonable best efforts (A) to furnish information required in connection with such submissions under the HSR Act (including responding to any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable), (B) to obtain early termination of the waiting period under the HSR Act, (C) to keep the other parties reasonably informed with respect to the status of any such submissions under the HSR Act, including with respect to: (1) the receipt of any non-action, action, clearance, consent, approval or waiver, (2) the expiration of any waiting period, (3) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under the HSR Act, the Federal Trade

Commission Act, as amended (the “FTC Act”), the Clayton Act of 1914, as amended (the “Clayton Act”), or the Sherman Antitrust Act of 1890, as amended (the “Sherman Act”) and (4) the nature and status of any objections raised or proposed or threatened to be raised under the HSR Act, the FTC Act, the Clayton Act or the Sherman Act with respect to this Agreement, the Offer, the Merger or the other transactions contemplated hereby and (D) to obtain all necessary actions or non-actions, waivers, consents, clearances and approvals from any Governmental Entity and (ii) the Company, Parent and Merger Sub shall cooperate with one another: (A) in promptly determining whether any filings are required to be or should be made or any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other Contracts or instruments that the Company is a party to or related to the Company’s business in connection with this Agreement, the Offer, the Merger or the other transactions contemplated hereby and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, approvals or waivers.

(b) The Company, Parent and Merger Sub shall: (i) promptly notify the others of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such Person from a Governmental Entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Entity and (ii) keep the others reasonably informed of any developments, requests for meetings or discussions with any Governmental Entity in respect of any filings, investigation or inquiry concerning the Offer or the Merger. The Company, Parent and Merger Sub agree not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transaction unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity or by Law, gives the other party the opportunity to attend and participate where appropriate and advisable under the circumstances. For the avoidance of doubt, the provisions of Section 1.01(d) and Section 1.02(a), not this Section 6.04(b), shall govern the matters covered therein.

(c) Notwithstanding anything to the contrary contained herein, the parties hereby agree and acknowledge that nothing in this Agreement shall require, or be construed to require, Parent, Merger Sub or the Company or any of Parent’s Subsidiaries, in order to obtain any required approval from any Governmental Entity or any third party, to: (i) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (ii) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, or divestiture, or holding separate, before or after the Acceptance Time or the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interests therein of Parent, the Company, the Surviving Corporation or any of Parent’s Subsidiaries; provided, however, that Parent and Merger Sub shall be required to agree or consent to conduct of business restrictions with respect to their operations or businesses as may be required in order to obtain any required approval from any Governmental Entity or any third party, only to the extent that such conduct of business restrictions would not reasonably be expected, individually or in the aggregate, to have an adverse effect on the business, condition (financial or otherwise), assets or results of operations of Parent or any of its Subsidiaries or the Company, which, if measured relative to Parent’s active pharmaceutical ingredients business, would constitute a material adverse effect on such business, regardless of whether such restrictions would be imposed on Parent or any of its Subsidiaries or the Company.

(d) In the event that any litigation or other administrative or judicial action is commenced challenging any of the transactions contemplated hereby and such litigation, action or proceeding seeks to prevent, impede or delay the consummation of the Offer or the Merger or any other transaction contemplated by this Agreement, each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that may result from such litigation, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, unless, by mutual agreement, Parent and the Company decide that litigation is not in their respective best interests. Each party hereto shall keep the other parties hereto reasonably informed, but only to the extent that doing so would not, in the reasonable judgment of such party, jeopardize any privilege of the party with respect thereto regarding any such litigation, action or proceeding, it being agreed that each party will also cooperate with the other parties to permit such inspection of or to disclose such information on a basis that does not compromise or waive such privilege with respect thereto. The Company shall cooperate fully with Parent (and shall use reasonable best efforts to cause its representatives to cooperate fully with Parent) in connection with, and shall consult with and permit Parent and its representatives to participate in, the defense of any such litigation, action or proceeding and the Company shall give due consideration to Parent’s advice with respect to such litigation, action or proceeding; provided, however, that the Company shall not be allowed to settle or enter into any negotiations or settlement of any such litigation, action or proceeding without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed).

(e) Neither Parent nor the Company shall, nor shall Parent permit its Subsidiaries to, acquire or agree to acquire any business, Person or division thereof, or otherwise acquire or agree to acquire any assets (except in each case pursuant to any agreement in effect on the date hereof), if the entering into of a definitive agreement relating to or the consummation of such acquisition, would reasonably be expected to materially increase the risk of not obtaining the applicable consent, clearance, approval, authorization or waiver under the HSR Act with respect to the transactions contemplated by this Agreement.

(f) Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ Global Market to cause the delisting of the Shares from the NASDAQ Global Market by the Surviving Corporation as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Section 6.05 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification, exculpation and advancement of expenses existing in favor of the current or former directors and officers of the Company (each an “Indemnified Person”) as provided in the Company’s Certificate of Incorporation or Bylaws or under any agreement filed as an exhibit to the Filed SEC Documents filed at least two (2) Business Days prior to the date hereof or listed on Section 4.16 of the Disclosure Letter, in each case as in effect as of the date hereof with respect to matters occurring prior to or at the Effective Time shall survive the Offer Closing and the Merger and shall continue in full force and effect in accordance with their respective terms.

(b) From and after the Effective Time, the Surviving Corporation will cause to be maintained in effect for a period of six (6) years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance (which may take the form of an extended reporting period, endorsement or policy) covering the Persons currently covered by the Company’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as the Company’s policies existing on the date hereof; provided, however, that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance (which amount is set forth in Section 6.05(b) of the Disclosure Letter); provided, further, that if the annual premiums of such insurance coverage exceed such amount, if and to the extent available commercially, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding anything to the contrary in this Agreement, Parent or the Surviving Corporation may purchase, in lieu of the insurance contemplated by the preceding sentence, a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date hereof; provided, however, that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of the maximum aggregate annual premium contemplated by the immediately preceding sentence.

(c) Notwithstanding anything herein to the contrary, if any Indemnified Person notifies the Surviving Corporation on or prior to the sixth anniversary of the Effective Time that a Legal Proceeding (whether arising before, at or after the Effective Time) has been commenced against such Indemnified Person in respect of which such Person expects to seek indemnification pursuant to this Section 6.05, the provisions of this Section 6.05 shall continue in effect with respect to such Legal Proceeding until the final disposition of such Legal Proceeding.

(d) This Section 6.05 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by, the Indemnified Persons and their respective heirs and legal representatives.

(e) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.05.

Section 6.06 Employee Matters.

(a) Parent shall or shall cause the Surviving Corporation to assume, honor and fulfill all of the Plans in accordance with their terms as in effect immediately prior to the date of this Agreement or as subsequently amended in accordance with this Agreement.

(b) Parent hereby agrees that, for a period of at least twelve (12) months following the Effective Time (or, if earlier, the date of termination of the applicable Continuing Employee), it shall, or it shall cause the Surviving Corporation to, (i) provide each employee of the Company who continues as of the Effective Time to be employed by Parent, the Surviving Corporation or any Subsidiary of Parent (each, a “Continuing Employee”) with at least the same level of base salary or hourly wage rate, as the case may be, and incentive compensation targets (excluding equity compensation) that were provided to such Continuing Employee immediately prior to the Effective Time, and (ii) provide the Continuing Employee with other compensation and employee benefits (excluding equity compensation) that are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Effective Time.

(c) For purposes of eligibility, vesting, and benefit accrual (solely for the purposes of determining accrual of vacation and paid time off) under the employee benefit plans, programs, policies and arrangements maintained by Parent or the Surviving Corporation providing benefits to any Continuing Employee following the Effective Time (collectively, the “Parent Benefit Plans”), Parent shall, and shall cause the Surviving Corporation to, cause service rendered by each Continuing Employee to the Company prior to the Effective Time to be credited for all purposes (other than for purposes of determining an accrued benefit under any defined benefit pension plan) to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service under any similar Plan; provided, however, that in no event shall Continuing Employees be entitled to service credit to the extent such service credit would result in a duplication of benefits for the same period of service.

(d) In addition, and without limiting the generality of the foregoing: (i) Parent shall use commercially reasonable efforts to cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent coverage under such Parent Benefit Plan replaces coverage under a comparable Plan in which such Continuing Employee participated immediately before the Effective Time; and (ii) for purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee from and after the Effective Time, (A) Parent shall use commercially reasonable efforts to cause all pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements of such Parent Benefit Plan to be waived for such Continuing Employee and his or her covered dependents to the extent such pre-existing condition limitations, exclusions, waiting periods or actively-at-work requirements were waived or satisfied under the comparable Plan and (B) Parent shall use commercially reasonable efforts to recognize, or cause to be recognized, any eligible expenses incurred by such Continuing Employee and his or her covered dependents under a Plan during the portion of the plan year prior to the Effective Time to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Plan.

(e) Within ten (10) Business Days following the date of this Agreement, the Company shall deliver or make available to Parent the documents or information listed on Section 6.06(e) of the Disclosure Letter.

(f) The parties hereto acknowledge and agree that all provisions contained in this Section 6.06 are included for the sole benefit of the parties hereto, and that nothing in this Section 6.06, whether express or implied, (i) shall create any third-party beneficiary or other rights (A) in any other Person, including any employees or former employees of the Company or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof, or (B) to continued employment with Parent or any of its Affiliates (including, following the Effective Time, the Surviving Corporation), (ii) shall be treated as an amendment or other modification of any Plan or Parent Benefit Plan, or (iii) shall limit the right of Parent or its Subsidiaries (including, following the Effective Time, the Surviving Corporation) to amend, terminate or otherwise modify any Plan or Parent Benefit Plan.

Section 6.07 Takeover Laws. If any Takeover Law becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Support Agreement, the Offer or the Merger, including the acquisition of Shares pursuant thereto, or any other transaction contemplated by this Agreement, then the Company and the Company Board, as applicable, shall take all action necessary to ensure that the Offer, the Merger, the Support Agreement and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate the effects of such Takeover Law on this Agreement, the Offer, the Merger, the Support Agreement and the other transactions contemplated hereby. No Adverse Recommendation Change shall change the approval of the Company Board for purposes of causing any Takeover Law to be inapplicable to the transactions contemplated by this Agreement.

Section 6.08 Security Holder Litigation. In the event that any litigation related to this Agreement, the Offer, the Merger or the other transactions contemplated hereby is brought by any stockholder or other holder of any Company Securities (whether directly or on behalf of the Company or otherwise) against the Company and/or its directors or officers, the Company shall promptly notify Parent of such litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense of any such litigation, and the Company shall give due consideration to Parent’s advice with respect to such litigation. Notwithstanding anything to the contrary contained herein, the Company shall not settle or enter into any negotiations or settlement of any such litigation without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed).

Section 6.09 Press Releases. Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable U.S. or non-U.S. securities exchange or regulatory or governmental body to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing, and except as otherwise provided in this Agreement, (a) to the extent the content of any press release or other announcement has been made in accordance with this Section 6.09, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other announcement, and (b) each party may, without complying with the foregoing obligations, make any public statement regarding the transactions contemplated hereby in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 6.09 and do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, the restrictions set forth in this Section 6.09 shall not apply to any release or announcement made or proposed to be made by the Company in connection with and related to an Adverse Recommendation Change, so long as any public statement in connection with an Adverse Recommendation Change is made in compliance with Section 6.02.

Section 6.10 Rule 16b-3. Prior to the Effective Time, the Company shall take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by applicable Law.

Section 6.11 Rule 14d-10 Matters. Notwithstanding anything herein to the contrary, the Company shall not, from and after the date hereof and until the Effective Time, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company, unless prior to such entry into, establishment, amendment or modification, the compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable NASDAQ rules and shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may reasonably be necessary to (a) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement; provided that nothing in this Section 6.11 shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

Section 6.12 FIRPTA Certificate. The Company shall deliver to Parent, at the earlier of the Acceptance Time and the Closing Date, a properly completed and executed certificate to the effect that the Shares are not a U.S. real property interest (such certificate to be in the form required by Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3)).

Section 6.13 Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Debt Financing and obtain the proceeds of the Debt Financing on the terms and conditions described in the Commitment Letter and Fee Letter, including using reasonable best efforts to (i) maintain in effect and enforce the Commitment Letter and Fee Letter in accordance with their terms, (ii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in the Fee Letter), (iii) satisfy (or, if deemed advisable by Parent, obtain the waiver of) on a timely basis all conditions in the Commitment Letter, Fee Letter and the Definitive Agreements and comply with its obligations thereunder, and (iv) draw a sufficient amount of the Debt Financing to enable Parent to consummate the Offer and the Merger, in the event that all closing conditions contained in Section 7.01 and Annex I shall be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are capable of being satisfied as of such day assuming the Closing was to occur on such day). Parent shall provide the Company with prompt notice of any material breach or repudiation by any party to the Commitment Letter or Fee Letter of which the Parent becomes aware. In the event that all conditions contained in the Commitment Letter and Fee Letter have been satisfied and Parent and Merger Sub are required to consummate the Closing pursuant to Section 2.02, Parent shall use reasonable best efforts to cause each Lender to fund its respective committed portion of the Debt Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date. Parent shall not, without the prior written consent of the Company, permit any amendment or modification to, or any waiver of any provision (including any remedy) under, or voluntarily replace (it being understood that any Alternative Debt Financing shall not be deemed a voluntary replacement for purposes of this sentence), the Commitment Letter or Fee Letter if such amendment, modification, or waiver or voluntary replacement (w) adds new (or adversely modifies any existing) conditions to the consummation of the Debt Financing as compared to those in the Commitment Letter and Fee Letter as in effect on the date hereof, (x) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letter, Fee Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against such other parties to the Commitment Letter and Fee Letter as in effect on the date hereof or in the Definitive Agreements, (y) reduces the aggregate amount of the Debt Financing, or (z) would otherwise reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that for the avoidance of doubt no consent from the Company shall be required for: (A) any amendment, replacement, supplement or modification of the Commitment Letter that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date hereof (including in replacement of a Lender), (B) implementation or exercise of any “flex” provisions provided in the Fee Letter as in effect as of the date hereof, or (C) any amendment, replacement, supplement or modification to the Commitment Letter or Definitive Agreements so long as such action would not be prohibited by the foregoing clauses (w) through (z). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement of the Commitment Letter or the Fee Letter.

(b) If, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under this Section 6.13, the Commitment Letter or Fee Letter (or any Definitive Agreements relating thereto) expires or is terminated prior to the Closing, in whole or in part, for any reason, including as a result of a breach or repudiation or if any portion of the Debt Financing otherwise becomes unavailable, regardless of the reason therefor (other than a breach by the Company of this Agreement which prevents or renders impracticable the consummation of the Debt Financing) Parent will (1) use its reasonable best efforts to obtain alternative debt financing (the “Alternative Debt Financing”) (in an amount sufficient, when taken together with available cash on hand, and any then-available Debt Financing pursuant to any then-existing Commitment Letter, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses earned, due and payable as of the Closing Date) on terms not less favorable in the aggregate to Parent than those contained in the Commitment Letter and the Fee Letter that the alternative financing would replace (taking into account any flex provisions) from the same or other sources and which do not include any incremental conditionality to the consummation of such alternative debt financing that are more onerous to Parent or the Company (in the aggregate) than the conditions set forth in the Commitment Letter in effect as of the date hereof and (2) promptly notify the Company of such unavailability and the reason therefor.

(c) For purposes of the foregoing Section 6.13(a) and Section 6.13(b), (i) the term “Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative debt financing arranged in compliance herewith (and any Commitment Letters remaining in effect at the time in question), (ii) the term “Fee Letter” shall be deemed to include any fee letter (or similar agreement) with respect to any alternative debt financing arranged in compliance with this Section 6.13, and (iii) the term “Lenders” shall be deemed to include any lenders providing the alternative debt financing arranged in compliance herewith.

Section 6.14 Financing Cooperation.

(a) Prior to the Acceptance Time, the Company shall, and shall use reasonable best efforts to cause its officers, employees, consultants and advisors, including legal and accounting advisors, to, provide to Parent such cooperation as may be reasonably requested by Parent in connection with obtaining the Debt Financing, including, (i) making senior management and advisors of the Company available to participate in a reasonable number of meetings, presentations, and due diligence sessions with proposed lenders or placement agents, and in sessions with rating agencies, in each case at such times as coordinated reasonably in advance thereof, (ii) assisting Parent with Parent’s preparation of pro forma financial information and pro forma financial statements and other materials for rating agency presentations, bank information memoranda, financial projections and similar documents used in connection with the Debt Financing and providing customary estimates and other forward-looking financial information regarding the future performance of the business of the Company to the extent reasonably requested by the Debt Financing sources, and providing customary authorization and representation letters in connection therewith, (iii) executing and delivering definitive financing documents, including pledge and security documents, and certificates, management representation letters and other documents, to the extent reasonably requested by Parent, and otherwise reasonably facilitating the pledging of collateral (provided that, in each case, to the extent provided in clause (iii) of the first sentence of Section 6.14(b), such documents shall be subject to the Closing and shall only be effective at or after the Effective Time), (iv) requesting and cooperating in obtaining customary lien terminations and instruments of discharge (the effectiveness of which shall be subject to the Closing and the occurrence of the Effective Time), relating to any indebtedness of the Company (it being understood and agreed that the Company’s obligations to provide payoff letters in respect of the Existing Loan Agreement are as set forth in Section 6.14(c) below), (v) providing reasonable access by Parent and any Debt Financing sources, and their respective officers, employees, consultants and advisors (including legal, valuation, and accounting advisors) to the books and records, properties, officers, directors, agents and representatives of the Company, (vi) assisting with due diligence activities relating to the Company’s financial and other information during normal business hours upon reasonable advance notice, (vii) furnishing to Parent and its Debt Financing sources all pertinent and customary financial and other information regarding the Company reasonably requested by Parent as promptly as practicable following such request (it being agreed that the fiscal year 2013 audited financial statements described in the immediately following clause (1) shall be furnished as soon as they become available and in any event no later than 75 days after December 31, 2013), including (1) the Company’s fiscal year 2013, 2012 and 2011 audited financial statements and (2) the Company unaudited consolidated balance sheets and related statements of income and cash flows for each fiscal quarter ended after the close of its fiscal year 2013 and at least 40 days prior to the Closing Date (viii) taking all actions reasonably requested to (A) permit the prospective lenders and placement agents involved in the Debt Financing to evaluate the Company’s assets, business, cash management and accounting systems, policies and procedures relating thereto, including inventory appraisals and field audits, for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account contracts and lock box arrangements in connection with the foregoing after the Acceptance Time, (ix) providing at least four (4) Business Days prior to the Acceptance Time all documentation and other information about the Company required by applicable “know your customer” and anti-money laundering rules and regulations including the USA Patriot Act to the extent requested at least eight (8) calendar days prior to the anticipated Acceptance Time and (x) subject to the occurrence of the Acceptance Time, taking all corporate actions necessary to permit consummation of the Debt Financing; provided, that nothing herein shall require (1) such cooperation to the extent it would interfere materially and unreasonably with the business or operations of the Company, (2) delivery of (A) any other financial information in a form not customarily prepared by the Company or (B) any financial information with respect to a fiscal period that has not yet ended, or (C) any financial statement with respect to any fiscal quarter (other than the fourth quarter) prior to the date that is 40 days after the end of the applicable fiscal quarter, unless, except in the case of clauses (A) and (C), such information is earlier reasonably available to the Company and reasonably requested by Parent, or (3) the taking of any action that would conflict with or violate (x) the Company’ Certificate of Incorporation or Bylaws, in each case that are not contingent upon the earlier of the Acceptance Time and the Effective Time or (y) any applicable Laws. The Company hereby consents to the use of its logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company or any of its logos and on such other customary terms and conditions as the Company shall reasonably impose, and Parent and its representatives shall cease all such use on the date of termination of this Agreement in the event that this Agreement is terminated in accordance with Section 8.01.

(b) Nothing in this Section 6.14 shall require the Company to (i) bear any out-of-pocket cost or expense that is not reimbursed pursuant to this Section 6.14(b) or pay any fee in connection with the Debt Financing, (ii) incur any liability (or cause their respective directors, officers or employees to incur any liability) under the Debt Financing prior to the Effective Time or (iii) enter into any definitive agreement or commitment that would be effective prior to the Effective Time (other than such management representation letters and authorization letters with respect to information memoranda, authorizing the distribution of information to prospective lenders and placement agents and containing customary representations that such information does not contain a material misstatement or omission, and that the public-side versions of such documents, if any, do not include material non-public information with respect to the Company or its securities for purposes of federal securities laws). Furthermore, Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company and its representatives in connection with their respective obligations pursuant to this Section 6.14. Parent shall indemnify and hold harmless the Company, its Affiliates and its representatives (collectively, the “Financing Indemnitees”) from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing and any information utilized in connection therewith (other than any information provided in writing specifically for use by or on behalf of the Company), in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of, or breach of this Agreement by a Financing Indemnitee (the obligations in this sentence, the “Financing Cooperation Indemnity”). The obligations of Parent in the foregoing sentence shall survive the consummation of the Merger and any termination of this Agreement. After the Effective Time, the Financing Cooperation Indemnity only may be amended or waived in respect of any Financing Indemnitee with the consent of such Financing Indemnitee.

(c) The Company shall use reasonable best efforts to deliver to Parent and Merger Sub at least three (3) Business Days’ prior to the Acceptance Time, but in no event later than two (2) Business Days before the Acceptance Time, a payoff letter with respect to the Second Amended and Restated Loan and Security Agreement dated December 22, 2011 by and among the Company and Oxford Finance LLC, Silicon Valley Bank and General Electric Capital Corporation (as amended, supplemented, or otherwise modified from time to time, the “Existing Loan Agreement”), which payoff letter shall substantially provide (subject to customary exceptions) (x) that upon receipt of the payoff amount set forth in the payoff letter at or prior to the Effective Time, the respective indebtedness incurred thereunder and related instruments shall be terminated and (y) that all Liens (and guarantees), if any, in connection therewith relating to the assets, rights and properties of the Company securing such Indebtedness, shall be, upon the payment of the amount set forth in the payoff letter at or prior to the Effective Time (and, if applicable, providing for letters of credit or cash collateral) be released and terminated. At or prior to the Effective Time (but subject to the Effective Time occurring), the Company shall pay off all amounts outstanding (including related fees and expenses) under the Existing Loan Agreement (up to the extent of cash available to the Company at such time).

Section 6.15 Notification of Certain Matters.

(a) Each of the Company and Parent shall promptly notify the other of (i) any written notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Offer or the Merger, if the failure to obtain such consent would reasonably be expected to materially affect the consummation of the Offer or the Merger and (ii) any Legal Proceedings commenced or, to such party’s Knowledge, threatened against, the Company or Parent or any of Parent’s Subsidiaries, that purport to materially impede or delay the consummation of the Offer or the Merger, or that make allegations that, if true, would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) The Company shall promptly notify Parent of (i) any inaccuracy of any representation or warranty of the Company contained herein in any material respect at any time during the term hereof and (ii) any failure of the Company to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder, in each case if and only to the extent that such inaccuracy, or such failure, would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby set forth in paragraph (c)(iii) or paragraph (c)(iv) of Annex I to fail to be satisfied at the then scheduled expiration of the Offer. For the avoidance of doubt, the delivery of any notice pursuant to this Section 6.15(b) shall not affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Acquisition Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder.

(c) Parent shall promptly notify the Company of (i) any inaccuracy of any representation or warranty of Parent or Merger Sub contained herein in any material respect at any time during the term hereof and (ii) any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder, in each case if and only to the extent that such inaccuracy, or such failure, would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement (including the Offer and the Merger) or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under this Agreement. For the avoidance of doubt, the delivery of any notice pursuant to this Section 6.15(c) shall not affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder.

ARTICLE VII.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.01 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by each of the parties at or prior to the Effective Time of the following conditions:

(a) Purchase of Shares in the Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

(b) No Injunctions or Restraints; Illegality. There shall be no Law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Merger, by any Governmental Entity that is in effect, and no Governmental Entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Merger.

ARTICLE VIII.

TERMINATION; AMENDMENT; WAIVER

Section 8.01 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if prior to the Acceptance Time any court of competent jurisdiction or other Governmental Entity shall have issued an order, injunction or decree, or taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger and such order, injunction, decree or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.01(b) shall have complied with its obligations under Section 6.04 to contest, appeal and remove such order, injunction, decree or action; provided further, however, that the right to terminate under this Section 8.01(b) shall not be available to any party whose failure to perform in any material respect any covenants and agreements of such party set forth in this Agreement has primarily caused such order, injunction, decree or action.

(c) by either the Company or Parent, if the Acceptance Time shall not have occurred on or before June 10, 2014 (such date, as it may be extended pursuant to this Section 8.01(c), the “Outside Date”); provided, however, that (i) the right to terminate under this Section 8.01(c) shall not be available to any party whose failure to fulfill in any material respect any covenants and agreements of such party set forth in this Agreement has resulted in the failure of the Acceptance Time to occur on or before the Outside Date, provided, further, however, that in the event that the Acceptance Time would have occurred by the Outside Date but for the failure to satisfy the Offer Condition set forth in item (b) of Annex I as of such time, then (A) the Company or Parent may extend the Outside Date to a date no later than August 10, 2014, and (B) the Company and Parent may, by mutual agreement, further extend the Outside Date to a date no later than September 10, 2014; provided that both parties agree to act reasonably in making such mutual determination to extend, provided it is reasonably likely that the Offer Condition set forth in item (b) of Annex I will be satisfied by September 10, 2014;

(d) by Parent, at any time prior to the Acceptance Time, if there shall be any breach of or inaccuracy in any of the Company’s representations or warranties set forth herein or the Company has failed to perform any of its covenants or agreements set forth herein, which inaccuracy, breach or failure to perform (i) would give rise to the failure of any Offer Condition set forth in clauses (iii) or (iv) of paragraph (c) of Annex I, and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty (20) Business Days following

Parent’s delivery of written notice to the Company of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that the Company has the right to terminate this Agreement pursuant to Section 8.01(e);

(e) by the Company, at any time prior to the Acceptance Time, if there shall be any breach or inaccuracy in any of Parent’s or Merger Sub’s representations or warranties set forth herein or Parent or Merger Sub has failed to perform any of its covenants or agreements set forth herein, which inaccuracy, breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement (including the Offer and the Merger), and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty (20) Business Days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(e) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that Parent has the right to terminate this Agreement pursuant to Section 8.01(d);

(f) by Parent, at any time prior to the Acceptance Time, in the event that any of the following shall have occurred: (i) an Adverse Recommendation Change; (ii) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have publicly announced, within five (5) Business Days after the commencement of such tender or exchange offer, that the Company recommends rejection of such tender or exchange offer; or (iii) a material breach of the provisions of Section 6.02;

(g) by the Company, at any time prior to the Acceptance Time, if the Company Board is permitted to make an Adverse Recommendation Change in response to a Superior Proposal in accordance with Section 6.02(e), in order to enter into an Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination; provided, however, that concurrent payment of the Fee pursuant to Section 8.03(b) shall be a condition to the right of the Company to terminate this Agreement pursuant to this Section 8.01(g); or

(h) by the Company, if Merger Sub shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the time period specified in Section 1.01(a).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 8.01 shall give written notice of such termination to the other party in accordance with Section 9.05, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 8.02 Effect of Termination. If this Agreement is terminated and the Offer and the Merger are abandoned pursuant to Section 8.01, this Agreement, except for the provisions of the last sentence of Section 1.02(b), Section 6.03(c), the Financing Cooperation Indemnity, this Section 8.02, Section 8.03 and Article IX (other than Section 9.03), shall forthwith become void and have no effect, without any liability on the part of any party or any of its respective directors, officers, stockholders, employees, agents, consultants or representatives or any lender or other provider of Debt Financing to Parent. Nothing in this Agreement (including Section 8.03(c)) shall relieve any party to this Agreement of liability for fraud or any Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination. For purposes of this Agreement, “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Section 8.03 Fees and Expenses.

(a) Whether or not the Merger is consummated, except as otherwise specifically provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) The Company shall pay to Parent the Fee if this Agreement is terminated as follows:

(i) if (i) after the date hereof, a Takeover Proposal shall have become publicly known, (ii) thereafter, this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.01(c), or (B) by Parent pursuant to Section 8.01(d), and (iii) within nine (9) months of such termination, the Company Board approves or recommends any Takeover Proposal (regardless of when made), the Company or any of its Subsidiaries enters into any acquisition agreement, merger agreement or other definitive agreement that provides for any Takeover Proposal, or any Takeover Proposal is consummated, then, in any such case, the Company shall pay to Parent (or a person designated by Parent in writing) the Fee by wire transfer of same-day funds within two (2) Business Days of the earliest of the date any such Company Board approval or recommendation is made, any such acquisition agreement, merger agreement or other definitive agreement is entered into by the Company or any of its Subsidiaries or the date any such transaction is consummated. Solely for purposes of this Section 8.03(b)(i), the term “Takeover Proposal” shall have the meaning assigned to such term in Section 6.02(g), except that all references to “20%” therein shall be deemed to be references to “50%”;

(ii) if this Agreement is terminated by Parent pursuant to Section 8.01(f), then the Company shall pay to Parent the Fee by wire transfer of same-day funds within one (1) Business Day following the date of such termination of this Agreement; or

(iii) if this Agreement is terminated by the Company pursuant to Section 8.01(g), then the Company shall pay to Parent the Fee by wire transfer of same-day funds prior to or simultaneously with (and as a condition to the effectiveness of) such termination.

(c) The parties acknowledge that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement. For the avoidance of doubt, the Fee shall be payable only once and not in duplication even though the Fee may be payable under one or more provisions hereof. Subject to Section 8.02, in the event Parent shall receive the Fee, the receipt thereof shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby (and the termination thereof or any matter forming the basis for such termination), and neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other Legal Proceeding against the Company or any of its Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination. If the Company fails promptly to pay the Fee when due and payable pursuant to this Section 8.03, and, in order to obtain such payment, Parent commences an action or other proceeding that results in an award against the Company for such Fee, the Company shall pay Parent’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such action or proceeding, together with interest on the amount of the Fee from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 8.04 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Company, Parent and Merger Sub, at any time prior to the Effective Time; provided that following the Offer Closing, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price; provided, further, that Section 9.04(b) and Section 9.04(c) may not be amended without the consent of the Lenders and Section 8.02 may not be amended in a manner adverse to the Lenders without the consent of such Lenders. This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

Section 8.05 Extension; Waiver; Remedies. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (c) waive compliance by any party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX.

MISCELLANEOUS

Section 9.01 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Entire Agreement; Assignment. This Agreement, together with the Support Agreement, the Confidentiality Agreement, the exhibits hereto or thereto, the Disclosure Letter and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, the Support Agreement and the Confidentiality Agreement; provided that the Confidentiality Agreement shall survive the execution and delivery of this Agreement except that the standstill restrictions, restrictions on contact and restrictions on designations of approved financing sources in the Confidentiality Agreement shall terminate immediately following the execution and delivery of this Agreement solely for purposes of permitting the Offer and the Merger and any other action contemplated hereby. This Agreement shall not be assigned by any party (including by operation of law, by merger or otherwise) without the prior written consent of the other parties; provided, that Parent or Merger Sub may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent and/or to any parties providing Debt Financing pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Debt Financing), but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder.

Section 9.03 Enforcement of the Agreement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity. Except as otherwise provided herein, including, for the avoidance of doubt, Section 8.02, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 9.04 Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto (i) consents to submit itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, solely if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, including the Offer and the Merger, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement, including the Offer and the Merger, in any court other than any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any Legal Proceeding arising out of this Agreement or the transactions contemplated hereby in the chancery courts of the State of Delaware or in any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.05 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, including the Offer and the Merger.

(b) Notwithstanding anything herein to the contrary, each party further agrees that New York State or United States Federal courts sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any claims, suits, actions or proceedings (whether at law or at equity and whether brought by any party or any other Person) brought against any lender, arranger or other provider of Debt Financing and their respective Affiliates in connection with the Debt Financing or this Agreement, and that no party will bring or permit any of their Affiliates to bring, any such claim, suit or proceeding in any other court, in each case, except to the extent otherwise contemplated by any Contract between such Person and Parent or any of its Affiliates.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, INCLUDING THE OFFER, THE MERGER AND THE DEBT FINANCING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.05 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received (a) upon receipt, if delivered personally, (b) two (2) Business Days after deposit in the mail, if sent by registered or certified mail, (c) on the next Business Day after deposit with an overnight courier, if sent by overnight courier, (d) upon transmission and confirmation of receipt, if sent by facsimile or email transmission prior to 6:00 p.m., local time, in the place of receipt or (e) on the next Business Day following transmission and confirmation of receipt, if sent by facsimile or email transmission after 6:00 p.m., local time, in the place of receipt; provided that the notice or other communication is sent to the address, facsimile number or email address set forth beneath the name of such party below (or to such other address, facsimile number or email address as such party shall have specified in a written notice to the other parties):

if to Parent or Merger Sub (or, following the Effective Time, the Company):

Mallinckrodt plc

Damastown, Mulhuddart

Dublin 15

Ireland

Attention: General Counsel

Facsimile: +353-1-820-8780

and

Mallinckrodt plc

675 James S. McDonnell Blvd.

Hazelwood, MO 63042

Attention: General Counsel

Facsimile: (314) 654-5366

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:     Adam O. Emmerich

                      Benjamin M. Roth

Facsimile:     (212) 403-2000

Email:            aoemmerich@wlrk.com

                       bmroth@wlrk.com

if to the Company (prior to the Effective Time):

Cadence Pharmaceuticals, Inc.

12481 High Bluff Drive, Suite 200

San Diego, CA 92130

Attention:    Hazel Aker

Facsimile:    (858) 923-2049

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attention:      Charles K. Ruck

                      Cheston J. Larson

                      Matthew T. Bush

Facsimile:     (858) 523-5450

Email:           charles.ruck@lw.com

                       cheston.larson@lw.com

                       matt.bush@lw.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.06 Governing Law. This Agreement, and any dispute arising out of, relating to or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.07 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.08 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except for the provisions of (a) Section 6.05 and the Financing Cooperation Indemnity (which are intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Persons) and (b) with respect to any arranger, lender or provider of Debt Financing, the provisions of Section 8.02, Section 9.04(b) and Section 9.04(c) (which shall expressly inure to the benefit of such arranger, lender or provider of Debt Financing and such arranger, lender or provider shall be entitled to rely on and enforce the provisions of such Sections).

Section 9.09 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer and the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Offer and the Merger be effected as originally contemplated to the fullest extent possible.

Section 9.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

Section 9.11 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement with terms no less favorable to the Company in any respect than those contained in the Confidentiality Agreement; provided that such confidentiality and standstill agreement shall expressly not prohibit, or adversely affect the rights of the Company thereunder upon, compliance by the Company with any provision of this Agreement.

(b) “Acquisition Agreement” shall mean any confidentiality agreement, exclusivity agreement, license agreement, letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, in each case related to any Takeover Proposal, or requiring the Company to abandon, terminate, delay or fail to consummate the transactions contemplated by this Agreement, other than any Acceptable Confidentiality Agreement.

(c) “Affiliate” and “Associate” shall have the meanings given to such terms in Rule 12b-2 under the Exchange Act.

(d) “Business Day” shall have the meaning given to such term in Rule 14d-1(g) under the Exchange Act.

(e) “Commercially Available Software” shall mean any computer software which is off-the-shelf, generally commercially available pursuant to shrink-wrap, click-through or other standard licensing terms, used by the Company with little or no modification.

(f) “Company Material IP” shall mean any Owned Company IP and any Licensed Company IP that is material to the business as currently conducted by the Company, including the Intellectual Property that is licensed pursuant to the Key License Agreements and any other Owned Company IP or Licensed Company IP which otherwise claims a Key Product.

(g) “Confidentiality Agreement” shall mean the confidentiality agreement dated December 6, 2013, between Parent and the Company.

(h) “Contract” means any written or oral contract, lease, arrangement, permit, authorization, indenture, note, bond, mortgage, franchise, agreement, instrument, commitment or obligation;

(i) “Copyrights” shall mean copyrights, copyright registrations and applications for copyright registration, works of authorship, moral rights and all rights therein provided by international treaties or conventions.

(j) “Exclusively Licensed Registered IP” Licensed Registered IP which has been exclusively licensed (including with respect to a particular field or territory) to the Company (including the Key Patents).

(k) “Fee” shall mean $20,200,000.

(l) “Good Manufacturing Practice” shall mean the then current standards for the manufacture, processing, packaging, testing, transportation, handling and holding of pharmaceutical products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good manufacturing practices as are required by other organizations or Governmental Entities, as applicable, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use.

(m) “group” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act.

(n) “Intellectual Property” shall mean the following intellectual property rights in any jurisdiction, whether registered or unregistered: (i) trademarks, (ii) Patents, (iii) Copyrights, (iv) Trade Secrets, and (v) all other intellectual property rights recognized by the Laws of any jurisdiction throughout the world, including covenants not to sue.

(o) “Key License Agreements” shall mean, collectively, (i) the License Agreement dated December 23, 2002 by and among SCR Pharmatop S.A. and Bristol-Myers Squibb Company; (ii) the IV APAP Agreement (U.S. and Canada) dated February 21, 2006 by and between the Company and Bristol-Myers Squibb Company; (iii) the License Agreement dated November 27, 2012 by and between the Company and SCR Pharmatop S.A. and Paddock Laboratories, LLC and Perrigo Company; (iv) the Settlement Agreement dated November 27, 2012 by and between the Company and SCR Pharmatop S.A. and Paddock Laboratories, LLC and Perrigo Company; and (v) the settlement agreement and binding term sheet, each dated January 28, 2014, among the Company, Sandoz, Inc., Sandoz AG, Neogen International N.V. and APC Pharmaceuticals, LLC.

(p) “Key Patents” shall mean, collectively, (i) U.S. Patent No. 6,028,222 (Canadian patent 2,233,924), which covers the formulation of the Key Product and formulations made by that process and (ii) U.S. Patent No. 6,992,218 (Canadian patent 2,415,403), which covers the process used to manufacture the Key Product.

(q) “Key Supply Agreements” means, collectively, (i) the Amended and Restated Supply Agreement dated February 22, 2013 by and between the Company and Lawrence Laboratories and (ii) Manufacturing and Supply Agreement, dated as of March 4, 2013, by and between the Company and Laboratorios Grifols, S.A.

(r) “Knowledge” of (i) the Company with respect to any matter shall mean the knowledge, after reasonable inquiry, of such matter of the Persons listed on Section 9.11(r) of the Disclosure Letter, and (ii) Parent with respect to any matter shall mean the actual knowledge, after reasonable inquiry, of Parent’s chief financial officer or treasurer.

(s) “license” means, with respect to any Intellectual Property, any license or covenant-not-to sue granted with respect to such Intellectual Property.

(t) “Licensed Company IP” shall mean the Intellectual Property (including the Key Patents) that is the licensed pursuant to any Third-Party IP License.

(u) “Licensed Registered IP” shall mean any Registered IP (including the Key Patents) which is licensed to the Company pursuant to any Third-Party IP License.

(v) “Material Adverse Effect” shall mean any effect, state of facts, condition, circumstance, change, event, development or occurrence that (a) has a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, a Material Adverse Effect for purposes of this clause (a): (i) changes in general economic, credit, capital or financial markets or political conditions in the United States or Canada, including with respect to interest rates or currency exchange rates, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (iii) any hurricane, tornado, flood, volcano, earthquake or other natural disaster, (iv) any change after the date hereof in applicable Law or GAAP (or authoritative interpretation or enforcement thereof), (v) general conditions in the pharmaceutical industry, (vi) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or changes in the market price or trading volume of Shares or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if not otherwise excluded), (vii) solely for purposes of the condition contained in item (c)(5) of Annex I, as set forth in Section 4.06 of the Disclosure Letter (or in any other section of the Disclosure Letter if the applicability of such disclosure to the condition contained in item (c)(5) of Annex I is reasonably apparent on the face of such disclosure), (viii) any Legal Proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or any of the transactions contemplated hereby, (ix) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, or the public announcement thereof (provided that this clause (ix) shall not apply to any representation or warranty in Section 4.04, Section 4.09(e), Section 4.09(f), Section 4.13(a) and Section 4.14(j), to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement), (x) any action taken by the Company at Parent’s express written request, or (xi) the identity of Parent, except in the cases of clauses (i), (ii), (iii), (iv) or (v), to the extent that the Company is disproportionately adversely affected thereby as compared with other participants in the pharmaceutical industry (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect), or (b) prevents or materially delays the consummation by the Company of the Offer, Merger or any of the other transactions contemplated by this Agreement.

(w) “Owned Company IP” shall mean any Intellectual Property owned or purported to be owned by the Company.

(x) “Patents” shall mean all issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisionals, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, and including all inventions and improvements described therein.

(y) “Permitted Liens” shall mean (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like statutory Liens arising in the ordinary course of business, (ii) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided in the Company’s latest financial statements included in the Filed SEC Documents, (iii) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters of record that are shown in public records and that would not, individually or in the aggregate, reasonably be expected to materially impair the value or continued use and operation of the assets to which they relate, (iv) zoning, building and other similar codes and regulations, and (v) any conditions that would be disclosed by a current, accurate survey or physical inspection.

(z) “Person” shall mean any individual, corporation, limited liability company, partnership, association, trust, estate or other entity or organization.

(aa) “Registered IP” shall mean all Intellectual Property that is registered, issued, filed or applied for under the authority of any Governmental Entity.

(bb) “Subsidiary” shall mean, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other Persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such entity (including, in the case of Parent, Merger Sub).

(cc) “Third-Party IP License” shall mean any agreement under which Intellectual Property owned or licensed in whole or in part by any Person other than the Company is licensed (including sublicensed) for use by the Company with respect to such Intellectual Property (including any relevant Key License Agreements), other than agreements for Commercially Available Software.

(dd) “Trade Secrets” shall mean all trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common Law), know-how and by way of example and not of limitation any of the following other confidential technical, scientific, research and development or business information that, in each case, is not generally known to, and not readily ascertainable through proper means by, the public: inventions, invention disclosures, discoveries and improvements, whether or not patentable or reduced to practice, data (including proprietary data in drug applications for regulatory approval), formulations, compositions, product design specifications, laboratory notebooks, software source code, methods (including manufacturing methods), technologies, systems, processes, designs, techniques, protocols, methodologies (including testing and analysis methodologies), treatment regimes, research and development, ideas, and confidential information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), in each case, whether or not protected by patent or copyright Law.

Section 9.12 Interpretation. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all Persons and vice versa. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase. Any reference to Parent’s “stockholders” shall be deemed to mean Parent’s “shareholders.” Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, unless otherwise specified. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.

SIGNATURE PAGES FOLLOW.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officer thereunto duly authorized, all at or on the date first above written.

MALLINCKRODT PUBLIC LIMITED COMPANY

By:	/s/ Mark C. Trudeau
Name:	Mark C. Trudeau
Title:	President and Chief Executive Officer

MADISON MERGER SUB, INC.

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

CADENCE PHARMACEUTICALS, INC.

By:	/s/ Theodore R. Schroeder
Name:	Theodore R. Schroeder
Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX I

Offer Conditions

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Agreement and applicable Law, neither Parent nor Merger Sub shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

(a) there shall not have been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its Subsidiaries, would represent one share more than one half of all Shares then outstanding (such condition in this clause (a), the “Minimum Condition”);

(b) any waiting period (and any extension thereof) applicable to the Offer under the HSR Act shall not have been terminated or shall not have expired prior to the Expiration Date; or

(c) any of the following events shall exist:

(i) there shall be any Law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any Governmental Entity (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger) that is in effect, or any Governmental Entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger;

(ii) the Company and Parent shall have reached an agreement that the Offer or the Agreement be terminated, or the Agreement shall have been terminated in accordance with its terms;

(iii) (A) any of the representations and warranties of the Company set forth in Section 4.01 (Organization and Qualification) (other than the second sentence thereof), Section 4.03 (Authority for this Agreement; Board Action) or Section 4.06(a) (Absence of Certain Changes) of the Agreement shall not be true and correct in all respects as of the date of the Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (B) any of the representations and warranties of the Company set forth in Section 4.02 (Capitalization) of the Agreement shall not be true and correct in all respects as of the date of the Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be so true and correct has not resulted and would not reasonably be expected to result in additional cost to the Company, Parent and their Affiliates, individually or in the aggregate, of more than $1.5 million, (C) any of the representations and warranties of the Company set forth in Section 4.08 (Brokers; Certain Expenses), Section 4.21 (Opinion of Financial Advisors of the Company), Section 4.22 (State Takeover Statutes Inapplicable; Rights Agreement) or

Section 4.23 (Rule 14d-10 Matters) of the Agreement shall not be true and correct in all material respects as of the date of the Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) or (D) any representations and warranties of the Company set forth in the Agreement (other than those listed in the preceding clauses (c)(iii)(A), (c)(iii)(B) and (c)(iii)(C)) shall not be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import set forth therein) as of the date of the Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (c)(iii)(D), where the failure of any such representations and warranties to be so true and correct has not had and would not be reasonably expected to result in, individually or in the aggregate, a Material Adverse Effect;

(iv) the Company shall have failed to perform or comply with in any material respect any obligation, agreement or covenant required to be performed or complied with by it under the Agreement on or prior to the Expiration Date;

(v) since the date of the Agreement, there shall have occurred any change, state of facts, condition, event, circumstance, effect, occurrence or development that has had or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect;

(vi) the Company shall not have furnished to Parent (i) audited consolidated balance sheets and related statements of income and cash flows of the Company for the Company’s fiscal year 2013, 2012 and 2011, (ii) if the Acceptance Time has not occurred by May 10, 2014, unaudited consolidated balance sheets and related statements of income and cash flows of the Company for the Company’s first fiscal quarter of fiscal year 2014 and (iii) if the Acceptance Time has not occurred by August 9, 2014, unaudited consolidated balance sheets and related statements of income and cash flows of the Company for the Company’s second fiscal quarter of fiscal year 2014; or

(vii) Merger Sub shall have failed to receive a certificate of the Company, executed by the chief executive officer or the chief financial officer of the Company, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (c)(iii) and (c)(iv) of this Annex I have been satisfied.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of the Agreement. The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

For purposes of determining whether the Minimum Condition has been satisfied, Parent and Merger Sub shall have the right to include or exclude for purposes of their determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures.

The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger, dated as of February 10, 2014, by and among Mallinckrodt plc, Madison Merger Sub, Inc. and Cadence Pharmaceuticals, Inc. (the “Agreement”).